     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       ESMOR CORRECTIONAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

           DELAWARE                         7389                        11-3182580
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)

                                   SUITE 1000
                                1819 MAIN STREET
                            SARASOTA, FLORIDA 34236
                                 (941) 953-9199
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               JAMES F. SLATTERY
                       ESMOR CORRECTIONAL SERVICES, INC.
                                   SUITE 1000
                                 1819 MAIN ST.
                            SARASOTA, FLORIDA 34236
                                 (941) 953-9199
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

             SIDNEY TODRES, ESQ.                        H. WATT GREGORY, III, ESQ.
         EPSTEIN BECKER & GREEN, P.C.           GIROIR & GREGORY, PROFESSIONAL ASSOCIATION
               250 PARK AVENUE                       111 CENTER STREET -- SUITE 1900
           NEW YORK, NEW YORK 10177                    LITTLE ROCK, ARKANSAS 72201
                (212) 351-4735                                (501) 372-3000

     APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                                                        PROPOSED
                                                        PROPOSED        MAXIMUM
                                                        MAXIMUM        AGGREGATE       AMOUNT OF
       TITLE OF SECURITIES            AMOUNT BEING   OFFERING PRICE     OFFERING      REGISTRATION
        BEING REGISTERED               REGISTERED     PER SHARE(1)      PRICE(1)          FEE
- ----------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....    2,817,500 shs.   $44,023,438       $15.625        $15,180.50
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the Common Stock on The Nasdaq Stock Market's National Market on June 19, 1996, pursuant to Rule 457(c).
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       ESMOR CORRECTIONAL SERVICES, INC.

                             CROSS-REFERENCE SHEET
              (BETWEEN ITEMS IN PART I OF FORM S-1 AND PROSPECTUS)

               FORM S-1 ITEM NO. AND CAPTION                      PROSPECTUS CAPTION
      -----------------------------------------------  -----------------------------------------
1.    Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus.......  Front Cover Page; Underwriting
2.    Inside Front and Outside Back Cover Pages of
        Prospectus...................................  Inside Front Cover Page; Outside Back
                                                         Cover Page
3.    Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges....................  Prospectus Summary; Risk Factors; Safe
                                                         Harbor Provisions of the Private
                                                         Security Litigation Reform Act
4.    Use of Proceeds................................  Use of Proceeds
5.    Determination of Offering Price................  Not Applicable
6.    Dilution.......................................  Not Applicable
7.    Selling Security Holders.......................  Principal and Selling Stockholders
8.    Plan of Distribution...........................  Front Cover Page; Underwriting
9.    Description of Securities to be Registered.....  Description of Securities
10.   Interests of Named Experts and Counsel.........  Certain Transactions; Legal Matters
11.   Information with Respect to the Registrant
      a.    Description of Business..................  Prospectus Summary; Business
      b.    Description of Property..................  Business
      c.    Legal Proceedings........................  Business
      d.    Market Price of and Dividends on the
              Registrant's Common Equity and Related
              Stockholder Matters....................  Front Cover Page; Capitalization;
                                                       Dividend Policy; Description of
                                                         Securities
      e.    Financial Statements.....................  Consolidated Financial Statements
      f.    Selected Financial Data..................  Selected Consolidated Financial Data
      g.    Supplementary Financial Information......  Not Applicable
      h.    Management's Discussion and Analysis
              of Financial Condition and Results
              of Operations..........................  Management's Discussion and Analysis of
                                                         Financial Condition and Results of
                                                         Operations
      i.    Changes in and Disagreements with
              Accountants on Accounting and Financial
              Disclosure.............................  Not Applicable
      j.    Directors and Executive Officers.........  Management
      k.    Executive Compensation...................  Management
      l.    Security Ownership of Certain Beneficial
              Owners and Management..................  Principal and Selling Stockholders
      m.    Certain Relationships and Related
              Transactions...........................  Certain Transactions
12.   Disclosure of Commission Position on
        Indemnification for Securities Act             Not Applicable
        Liabilities..................................

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 20, 1996

PROSPECTUS

                                2,450,000 SHARES

                       ESMOR CORRECTIONAL SERVICES, INC.

                                  COMMON STOCK

     Of the 2,450,000 shares of Common Stock offered, 2,000,000 shares are being sold by Esmor Correctional Services, Inc. (the "Company") and 450,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the shares being sold by the Selling Stockholders.

     The Common Stock is traded on The Nasdaq Stock Market's National Market ("The Nasdaq Stock Market") under the symbol "ESMR." On June 19, 1996, the closing price of the Common Stock, as reported by The Nasdaq Stock Market, was $16.00 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                                                     PROCEEDS TO
                                                     UNDERWRITING    PROCEEDS TO       SELLING
                                  PRICE TO PUBLIC    DISCOUNT(1)      COMPANY(2)     STOCKHOLDERS
- ---------------------------------------------------------------------------------------------------
Per Share....................            $                $               $               $
- ---------------------------------------------------------------------------------------------------
Total(3).....................            $                $               $               $
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $400,000 payable by the Company.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 367,500 shares to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
     be $          , $          and $          , respectively. See
     "Underwriting."

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the shares of Common Stock will be made on or about             ,
1996.

STEPHENS INC.                                                J.C. BRADFORD & CO.

               The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such material may be inspected and copies made at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661-2511. This material may also be inspected and copies made at, and upon written request copies obtained at prescribed rates from, the Public Reference Section of the Commission at Room 1024 at its principal office, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.





     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH OTHERWISE MIGHT PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. All references to the Company in this Prospectus include Esmor Correctional Services, Inc. and its subsidiaries, and unless otherwise indicated, all references to the Company's outstanding Common Stock assume no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company is a leading developer and manager of privatized correctional and detention facilities in the United States. Through its three divisions, Adult, Juvenile/Youthful Offender and Community Corrections, the Company provides a diverse range of services to local, state, and federal governmental agencies. The Company currently has agreements to operate 14 correctional and detention facilities in New York, Florida, Arizona, Texas and the State of Washington. Twelve of these facilities, with a total of 2,005 beds, are currently in operation, and two, with a total of 700 beds, are scheduled to become operational in the first quarter of 1997. The Company is also aggressively pursuing other privatized correctional projects both at the request for proposal ("RFP") stage and in the pre-RFP development stage.

     The Company manages both secure and non-secure facilities. Secure facilities include a detention and processing center for illegal aliens, an adult prison, intermediate sanction facilities, driving while intoxicated ("DWI") facilities, and military style boot camps for juvenile/youthful offenders. Non-secure facilities include residential programs, such as community correctional facilities for federal and state offenders serving the last six months of their sentences, and non-residential supervision programs.

     In addition to providing fundamental residential services for adult and juvenile inmates, the Company has developed a broad range of programs intended to reduce recidivism, including basic and special education, substance abuse treatment and counseling, vocational training, life skills training, and behavioral modification counseling. The Company offers to governmental agencies management services ranging from project consulting to the design, development and management of new correctional and detention facilities and the redesign, renovation and management of older facilities. The Company believes that its proven ability to operate the full spectrum of correctional facilities and its wide variety of programs and services will increase its marketing opportunities.

     The privatized correctional services industry has experienced rapid growth in recent years. According to studies prepared by the Private Corrections Project Center for Studies in Criminology and Law, University of Florida, the rated capacity of international privatized secure adult correctional facilities grew from 2,620 beds in 1986 to 63,595 beds at year-end 1995, and is projected to grow to 197,503 beds by year-end 2000. This projection does not include the projected growth of privatized juvenile/youthful offender and community correctional facilities, both of which, the Company believes, are also growing rapidly. According to the United States Department of Justice, Office of Juvenile Justice and Delinquency Prevention, between 1988 and 1994 juvenile arrests for violent crimes grew by more than 50%. Also, according to the United States Department of Justice, Bureau of Justice Statistics, the number of adult inmates housed in federal and state facilities increased from 487,593 at December 31, 1985, to 1,104,074 at December 31, 1995. The Company believes the growth in demand for privatized correctional facilities is attributable to a number of factors, including a shortage of correctional beds, increasing public demand that convicted offenders serve a longer portion of their imposed sentences, the requirements imposed by legal and regulatory authorities to remedy overcrowded conditions and outmoded facilities, and increasing fiscal pressures on governmental agencies to deliver cost-effective correctional services to address these issues.

     The Company's business strategy is to enhance its position as an industry leader and to expand its operations, both internally and through selective acquisitions, in order to capitalize on current growth trends in the privatized corrections industry. The Company intends to continue emphasizing the quality management of its facilities and to continue developing and refining its diversified programs and services. Where appropriate, the Company may commit its own capital for the renovation or expansion of existing facilities or the development and construction of new facilities.

     The Company was incorporated under the laws of the State of Delaware on October 28, 1993 to acquire all of the outstanding capital stock of a number of affiliated companies engaged in operating correctional or detention facilities. The Company's executive offices are located at Suite 1000, 1819 Main St., Sarasota, Florida 34236 (telephone no. 941-953-9199).

                                  THE OFFERING

Common Stock offered by the Company.............   2,000,000 shares

Common Stock offered by the Selling
Stockholders....................................   450,000 shares. See "
                                                   Principal and Selling
                                                   Stockholders".

Common Stock to be outstanding after the
offering........................................   7,141,178 shares(1)

Use of proceeds.................................   To repay bank indebtedness,
                                                   finance start-up costs of two
                                                   Florida facilities and for
                                                   general corporate purposes
                                                   including possible funding of
                                                   construction and ownership
                                                   costs of privatized
                                                   facilities and possible
                                                   acquisitions. See "Use of
                                                   Proceeds."

The Nasdaq Stock Market symbol..................   ESMR
- ---------------

(1) Excludes (i) 651,037 shares of Common Stock reserved for issuance under the Company's stock option plans, pursuant to which options to purchase 453,389 shares at a weighted average exercise price of $8.95 per share are outstanding, of which options to purchase 226,212 shares are currently exercisable (see "Management -- Stock Option Plans"); (ii) 200,000 shares issuable at $8.875 per share upon exercise of non-qualified options granted to two employees, of which options to purchase 66,666 shares are currently exercisable; and (iii) 855,525 shares issuable upon exercise of outstanding warrants at an average exercise price of $7.65 per share. See "Description of Securities -- Warrants."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                 YEAR ENDED DECEMBER 31,                   MARCH 31,
                                      ----------------------------------------------   -----------------
                                       1991     1992      1993      1994      1995      1995      1996
                                      ------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Revenues..........................  $5,444   $10,322   $14,101   $24,273   $31,552   $ 8,123   $ 7,168
  Operating expenses................   3,840     6,292     8,651    14,899    19,732     4,920     4,897
  General and administrative
     expenses.......................   1,232     2,888     3,579     6,696     9,938     2,315     2,039
  New Jersey facility closure
     costs(1).......................      --        --        --        --     2,610        --        --
                                      ------   -------   -------   -------   -------   -------   -------
  Operating income..................     372     1,142     1,871     2,678      (728)      888       232
  Interest expense..................      67        36        31       133       762        98       213
                                      ------   -------   -------   -------   -------   -------   -------
  Earnings (loss) before income
     taxes..........................     305     1,106     1,840     2,545    (1,489)      790        19
  Income tax expense (benefit)(2)...      35       390       736     1,002      (530)      325         8
                                      ------   -------   -------   -------   -------   -------   -------
  Net earnings (loss)(2)............  $  270   $   716   $ 1,104   $ 1,543   $  (959)  $   465   $    11
                                      ======   =======   =======   =======   =======   =======   =======
  Net earnings (loss) per
     share(2).......................  $ 0.08   $  0.22   $  0.34   $  0.35   $ (0.21)  $  0.10   $  0.00
                                      ======   =======   =======   =======   =======   =======   =======
  Weighted average shares
     outstanding....................   3,281     3,281     3,281     4,395     4,553     4,639     4,914
OPERATING DATA:
  Beds under contract...............     297       731     1,222     1,805     2,705     1,975     2,705
  Actual mandays....................  81,221   186,970   282,263   507,884   609,392   160,419   138,044
  Available mandays.................  82,869   221,176   285,132   519,746   635,754   164,672   144,215
  Average occupancy.................    98.0%     84.5%     99.0%     97.7%     95.9%     97.4%     95.7%

                                                                             MARCH 31, 1996
                                                                        -------------------------
                                                                        ACTUAL    AS ADJUSTED(3)
                                                                        -------   ---------------
BALANCE SHEET DATA:
  Working capital.....................................................  $   187       $25,377
  Total assets........................................................   24,088        48,049
  Long-term debt, including current portion...........................    5,149            --
  Subordinated notes..................................................    5,318         3,986
  Total stockholders' equity..........................................   10,079        41,237

- ---------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994."
(2) Net earnings and net earnings per share for 1991, 1992 and 1993 are shown on a pro forma basis to reflect income taxes which were not applicable under the Company's then Subchapter S Corporation status.
(3) Adjusted to reflect: (i) the retirement subsequent to March 31, 1996 of $1,332,000 of the principal amount of subordinated notes upon the exercise of related warrants to purchase 176,947 shares of Common Stock at a purchase price of $7.75 per share; (ii) the exercise subsequent to March 31, 1996 of options to purchase 41,763 shares of Common Stock under the Company's stock option plans at an average exercise price of $5.80 per share; (iii) the sale of the 2,000,000 shares of Common Stock offered by the Company hereby; and (iv) the application of the estimated net proceeds of $29.7 million therefrom (based on an assumed offering price of $16.00 per share):

     SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain qualifying forward-looking statements. Certain information included in this Prospectus and other materials filed or to be filed by the Company with the Commission (as well as certain information included in oral statements or other written statements made or to be made by the Company) may contain statements that are forward-looking, such as statements relating to projected financial items and results, plans for future expansion and other business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may materially differ from those expressed in any forward-looking statements by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those described under "Risk Factors" below.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

     Risks Associated with Internal Expansion. The Company's growth is generally dependent on its ability to obtain contracts to develop and manage new correctional and detention facilities. The rate of such development depends on a number of factors, including crime rates and sentencing patterns in various jurisdictions and the Company's ability to integrate new facilities into its management structure. Certain jurisdictions recently have required the successful bidders to make a significant capital investment in connection with the financing of a particular project. This trend will require the Company to have sufficient capital resources in order to compete effectively. In some cases, the Company may determine to construct and own a facility without a contract award where it believes a significant shortage of beds exist and where the likelihood of obtaining contracts is high. There can be no assurance that the Company will be able to obtain additional contracts to construct or manage new facilities, retain its existing contracts upon expiration thereof or obtain contracts for facilities that it has built without a contract having been awarded. See "Business -- Business Strategy."

     Risks Associated with Acquisitions. The Company intends to grow through internal expansion and through selective acquisitions. There can be no assurance that the Company will be able to identify, acquire or profitably manage acquired operations. In addition, there can be no assurance that operations acquired will be profitable or will achieve levels of profitability that justify the investment therein. Acquisitions involve a number of special risks, including possible adverse short-term effects on the Company's reported operating results, diversion of management's attention from existing business, dependence on retaining, hiring and training key personnel, risks associated with unanticipated problems or legal liabilities, and amortization of acquired intangible assets, which could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Business Strategy."

     Public Acceptance of Privatized Correctional and Detention
Facilities. Management of correctional and detention facilities by private entities is a relatively new concept and has not achieved complete acceptance by either governments or the public. The movement toward privatization of correctional and detention facilities has also encountered resistance from certain groups, such as labor unions, local sheriff's departments, and groups that believe that correctional and detention facility operations should only be conducted by government agencies. In addition, changes in the dominant political party in any market in which the Company operates could result in significant changes to the previous acceptance of privatization in such market. Further, some sectors of the federal government and some state and local governments are not legally permitted to delegate their traditional management responsibilities for correctional and detention facilities to private companies.

     Opposition to Facility Location. The Company's success in opening new facilities is dependent in part upon its ability to obtain facility sites that can be leased or acquired on economically favorable terms. Some locations may be in or near populous areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. Certain facilities are already located in or adjacent to such areas, and the Company has been prevented from expanding some of these facilities.

     Construction Risks. When the Company is engaged to perform design and construction services for a facility, the Company typically acts as the primary contractor and subcontracts with other parties who act as the general contractors. As primary contractor, the Company is subject to the various risks of construction including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference. The Company is also subject to the risk that the general contractor will be unable to complete construction at the budgeted costs or be unable to fund any excess construction costs. Under such contracts, the Company is ultimately liable for all late delivery penalties and cost overruns.

     Contract Duration. The Company's facility management contracts are typically short term, ranging from one to three years, with renewal or extension options in favor of the contracting governmental agency. The Company has four contracts subject to renewal in 1996, and there can be no assurance that these or any other contract will be renewed. Additionally, the contracting governmental agency typically may terminate a facility contract without cause by giving the Company adequate written notice. The Company customarily incurs significant development and start-up costs in opening new facilities, and the termination or non-renewal of a contract would require an immediate write-off of any unamortized costs associated with the contract, and could have a material adverse effect upon the Company's financial condition and results of operations. See "Business -- Facility Management Contracts."

     Contracts Subject to Governmental Funding. The Company's facility management contracts are subject to either annual or bi-annual governmental appropriations. A failure by a governmental agency to receive such appropriations could result in termination of the contract by such agency or a reduction of the management fee payable to the Company. In addition, even if funds are appropriated, delays in payments may occur which could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Facility Management."

     Facility Occupancy Levels. The Company is dependent upon governmental agencies supplying inmates for its facilities. A substantial portion of the Company's revenues is generated under facilities management contracts that specify a net rate per day per inmate ("per diem rate"), with no minimum guaranteed occupancy levels, while most of the Company's facilities' cost structures are relatively fixed. Under such a per diem rate structure, a decrease in occupancy levels may have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Facility Management Contracts."

     Facility Lease Liability. The Company currently leases five of the facilities that it manages. If a management contract for a leased facility were terminated, the Company would continue to be obligated to make lease payments until the lease expires. See "Business -- Facilities."

     Impact of Disturbance. An escape, riot or other disturbance at one of the Company's facilities may have a material adverse effect on the Company's financial condition and results of operations. As a result of a disturbance at the Company's Elizabeth, New Jersey facility on June 18, 1995, the facility was closed and all detainees located therein were moved by the Immigration and Naturalization Service (the "INS") to public detention facilities. During 1995 the Company recorded charges to operations of $2,609,700, including $416,201 to write-off the deferred development costs and $2,193,499 to adjust the carrying value of the related assets. The Company entered into an agreement in December 1995 to sell the assets of the facility to an unaffiliated company that also manages and operates detention centers. The INS has approved of the sale of the assets, transfer of the facility lease and management contract, all of which was completed in June 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994." The adverse publicity generated as a result of the 1995 disturbance could also have a material adverse effect on the Company's ability to obtain future contracts.

     Potential Legal Liability. The Company's management of correctional and detention facilities exposes it to potential third-party claims or litigation by prisoners or other persons for personal injury or other damages including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. In addition, the Company's management contracts generally require the Company to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains an insurance program that provides coverage for certain liability risks faced by the Company, including personal injury, bodily injury, death or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover potential third-party claims. In addition, the Company is unable to secure insurance for some unique business risks including, but not limited to, riot and civil commotion or the acts of an escaped offender. See "Business -- Insurance" and "Business -- Litigation."

     Regulations. The industry in which the Company operates is subject to a variety of federal, state and local regulations, including education, health care and safety regulations, which are administered by various regulatory authorities. The Company's contracts typically include extensive reporting requirements and supervision and on-site monitoring by representatives of contracting governmental agencies. Corrections officers are customarily required to meet certain training standards, and in some instances facility personnel are required to be licensed and subject to background investigation. Certain jurisdictions also require the Company to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. The failure to comply with any applicable laws, rules or regulations and the loss of any required license could have a material adverse effect on the Company's financial condition and results of operations. Furthermore, current and future operations of the Company may be subject to additional regulations as a result of new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Regulation."

     Competition. The Company competes on the basis of cost, quality and range of services offered, its experience in managing facilities, the reputation of its personnel and its ability to design, finance and construct new facilities. Some of the Company's competitors have greater resources than the Company. There are few barriers for companies seeking to enter into the management of correctional or detention facilities. The Company also competes in some markets with local companies that may have a better understanding of local conditions and may be better able to gain political and public acceptance. In addition, the Company Community Corrections division competes with governmental and not-for-profit entities that are responsible for or contract to operate community correctional facilities. See "Business -- Competition."

     Dependence Upon Executive Officers and Other Key Employees. The continued success of the Company is dependent to a significant degree upon retaining its executive officers and the loss or unavailability of any of these officers could have an adverse effect on the Company. In addition, the private correctional services industry has a high turnover rate for facility operational employees, and the Company's ability to retain existing contracts and obtain new contracts is in part dependent upon its ability to hire and retain operational employees. See "Management."

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization as of March 31, 1996 and as adjusted to reflect: (i) the retirement subsequent to March 31, 1996 of $1,332,000 of the principal amount of subordinated notes upon the exercise of related warrants to purchase 176,947 shares of Common Stock at a purchase price of $7.75 per share; (ii) the exercise subsequent to March 31, 1996 of options to purchase 41,763 shares of Common Stock under the Company's stock option plans at an average exercise price of $5.80 per share; (iii) the sale of the 2,000,000 shares of Common Stock offered by the Company hereby; and (iv) the application of the estimated net proceeds of $29.7 million therefrom (based on an assumed offering price of $16.00 per share):

                                                                     ACTUAL     AS ADJUSTED
                                                                     -------    -----------
                                                                       (DOLLAR AMOUNTS IN
                                                                     THOUSANDS)
    Long-term debt, including current portion.....................   $ 5,149           --
    Subordinated notes(1).........................................     5,318        3,986
    Stockholders' equity:
      Preferred stock, $.01 par value; 1,000,000 shares
         authorized; none outstanding.............................        --           --
      Common stock, $.01 par value; 10,000,000 shares authorized;
         4,922,468 shares outstanding; 7,141,178 shares as
         adjusted.................................................        49           71
      Additional paid-in capital..................................     9,545       40,681
      Retained earnings...........................................       484          484
                                                                     -------    -----------
              Total stockholders' equity..........................    10,079       41,237
                                                                     -------    -----------
                   Total capitalization...........................   $20,545      $45,223
                                                                     =======    ===========

- ---------------

(1) See Note H of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by it hereby are estimated at $29.7 million ($35.2 million if the Underwriters' over-allotment option is exercised in full) based on an assumed offering price of $16.00 per share.

     Approximately $6,000,000 of the net proceeds will be applied to retire bank indebtedness, and approximately $3,000,000 will be used to fund the start-up costs of two 350-bed detention facilities in Florida scheduled to become operational in the first quarter of 1997. The balance will be added to the Company's working capital to be available for general corporate purposes, including the possible funding of construction and ownership costs of privatized correctional facilities and possible acquisitions. Although the Company from time to time receives information from various companies concerning potential acquisition transactions, the Company has not entered into any agreements or commitments regarding any such transaction, and there can be no assurance that any such transaction will be entered into. Pending application, the net proceeds will be invested in short-term investment grade interest-bearing securities and/or money market funds.

     Of the bank indebtedness being repaid with a portion of the net proceeds of this offering, $4,800,000 bears interest at 8.92%, is repayable in monthly installments and was incurred to repay indebtedness to another bank. The remaining balance of $1,200,000 bears interest at a variable rate, currently 8.6%. The total outstanding loan balances are repayable January 15, 1998.

     The Company has begun discussions with its primary bank lender to renegotiate and expand its credit facility. There can be no assurance that such discussions will result in a renegotiated or expanded credit facility.

                                   DIVIDENDS

     The Company has not paid any cash dividends on its capital stock and does not anticipate paying any such dividends in the foreseeable future. The Company's bank loan agreement precludes the payment of dividends prior to December 31, 1996. Thereafter, such dividends are limited to ten percent (10.0%) of the Company's net earnings after taxes provided that the Company is in compliance with the agreement's financial covenants.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "ESMR." The following table sets forth the high and low closing prices for the calendar quarters indicated from February 2, 1994, the date of the Company's initial public offering, as reported by the Nasdaq National
Market:

                                                                           HIGH       LOW
                                                                           ----       ---
    1994:
    First Quarter (from February 2)......................................  10 1/4     6 1/2
    Second Quarter.......................................................  10 1/2     7 1/2
    Third Quarter........................................................  10 1/4     8 3/8
    Fourth Quarter.......................................................  10 3/4     9 3/8
    1995:
    First Quarter........................................................  20 1/4     9 7/8
    Second Quarter.......................................................  22 1/2    10 1/2
    Third Quarter........................................................  15 1/2     7
    Fourth Quarter.......................................................  13 3/4     7 1/4
    1996:
    First Quarter........................................................  13 5/8     8 9/1
    Second Quarter (through June 19, 1996)...............................  20 1/8     8 5/8

     On June 19, 1996, the last sale price for the Company's common stock was $16.00.

     On April 17, 1996, there were approximately 2,200 holders of the Company's Common Stock, including beneficial owners of shares registered in nominee or street name.

     The Company also has Series A Warrants to purchase Common Stock at a purchase price of $7.75 per share, which trade on The Nasdaq Stock Market under the symbol "ESMRW." On June 19, 1996, the last sale price for the Series A Warrants was $9.25. See "Description of Securities -- Warrants."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for the five years ended December 31, 1995 and as of December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The statement of operations data for the three months ended March 31, 1995 and 1996 and the balance sheet data for March 31, 1996 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting of normal and recurring adjustments) which are necessary to present fairly the results of operations and financial position of the Company for the periods and dates presented. The selected consolidated financial and operating data for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year. The information set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the Notes thereto, and the other financial and statistical information included elsewhere in this Prospectus.

                                                                                       THREE MONTHS
                                                                                           ENDED
                                                YEAR ENDED DECEMBER 31,                  MARCH 31,
                                     ----------------------------------------------   ---------------
                                      1991     1992      1993      1994      1995      1995     1996
                                     ------   -------   -------   -------   -------   ------   ------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.........................  $5,444   $10,322   $14,101   $24,273   $31,552   $8,123   $7,168
  Operating expenses...............   3,840     6,292     8,651    14,899    19,732    4,920    4,897
  General and administrative
     expenses......................   1,232     2,888     3,579     6,696     9,938    2,315    2,039
  New Jersey facility closure
     costs(1)......................      --        --        --        --     2,610       --       --
                                     ------   -------   -------   -------   -------   ------   ------
  Operating income.................     372     1,142     1,871     2,678      (728)     888      232
  Interest expense.................      67        36        31       133       762       98      213
                                     ------   -------   -------   -------   -------   ------   ------
  Earnings (loss) before income
     taxes.........................     305     1,106     1,840     2,545    (1,489)     790       19
  Income tax expense
     (benefit)(2)..................      35       390       736     1,002      (530)     325        8
                                     ------   -------   -------   -------   -------   ------   ------
  Net earnings (loss)(2)...........  $  270   $   716   $ 1,104   $ 1,543   $  (959)  $  465   $   11
                                     ======   =======   =======   =======   =======   ======   ======
  Net earnings (loss) per
     share(2)......................  $ 0.08   $  0.22   $  0.34   $  0.35   $ (0.21)  $ 0.10   $ 0.00
                                     ======   =======   =======   =======   =======   ======   ======
  Weighted average shares
     outstanding...................   3,281     3,281     3,281     4,395     4,553    4,639    4,914

                                                             DECEMBER 31,
                                             --------------------------------------------   MARCH 31,
                                              1991     1992     1993     1994      1995       1996
                                             ------   ------   ------   -------   -------   ---------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................  $ (107)  $  269   $ (102)  $ 1,356   $ 4,540    $   187
  Total assets.............................   1,961    2,807    4,745    14,518    24,120     24,088
  Long-term debt, including current
     portion...............................      --       --       --     3,835     5,221      5,149
  Subordinated notes.......................      --       --       --        --     5,362      5,318
  Total stockholders' equity...............     806    1,081    1,926     7,093    10,002     10,079

- ---------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994."
(2) Net earnings and net earnings per share for 1991, 1992 and 1993 are shown on a pro forma basis to reflect income taxes which were not applicable under the Company's then Subchapter S Corporation status.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Revenues earned under federal, state and local governmental agency contracts for the management of correctional and detention facilities are the Company's principal source of income. Certain contracts are based on a fixed per diem rate per offender, some of which have guaranteed minimum payments; others provide for fixed monthly rates irrespective of the number of offenders.

     The Company pays all costs of operating the managed facilities, except rent in the case of government-owned facilities. The Company's primary expenses are categorized as operating, general and administrative, and interest expenses. Operating expenses consist of payroll and offender-related expenses. Payroll includes employee salaries, wages and fringe benefits and payroll taxes. Offender-related expenses consist of food service, medical services, utilities, supplies and maintenance and repairs. General and administrative expenses include rent, insurance, professional fees, travel and lodging and depreciation and amortization.

     The Company usually incurs development costs, which may range from $50,000 to $100,000, in responding to a governmental agency RFP. Such costs include planning and developing the project, preparing the bid proposal, travel and legal expenses, and incentive compensation for administrative employees. If management believes the recovery of such costs is probable, the costs are deferred until the anticipated contract has been awarded, at which time the deferred costs are amortized on a straight-line basis over the term of the contract (including option periods). Development costs of unsuccessful or abandoned bids are expensed. The time period from incurring initial development costs on a project to the commencement of operations ranges from six to eighteen months.

     After a contract has been awarded, the Company incurs start-up costs from the date of the award until commencement of operations. Start-up costs include recruitment, training and travel of personnel and certain legal costs, and are capitalized until operations commence, at which time such costs are amortized on a straight-line basis over the term of the contract (including option periods).

     From the inception of operations, the Company fully staffs the facility in accordance with the terms of its contract with the governmental agency. During the initial period of operations (usually one to four months), an operating loss may be sustained while the governmental agency assigns, on an incremental basis, offenders to the facility. Revenues generated during this initial period under per diem contracts increase as the offender population increases.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of total revenues:

                                                                                    THREE MONTHS
                                                            YEARS ENDED                 ENDED
                                                           DECEMBER 31,               MARCH 31,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----
Revenues...........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses.................................   61.4      61.4      62.5      60.6      68.3
General and administrative expenses................   25.4      27.6      31.5      28.5      28.5
New Jersey facility closure costs..................     --        --       8.3        --        --
                                                     -----     -----     -----     -----     -----
Operating income...................................   13.3      11.0      (2.3)     10.9       3.2
Interest expense...................................    0.2       0.5       2.4       1.2       3.0
                                                     -----     -----     -----     -----     -----
Earnings (loss) before income taxes................   13.1      10.5      (4.7)      9.7       0.2
Income tax expense (benefit).......................    5.2       4.1      (1.7)      4.0       0.1
                                                     -----     -----     -----     -----     -----
Net earnings (loss)................................    7.8%      6.4%     (3.0)%     5.7%      0.1%
                                                     =====     =====     =====     =====     =====

  First Quarter 1996 Compared to First Quarter 1995

     Revenues decreased 11.8% from $8,123,004 in the first quarter of 1995 to $7,167,752 in the first quarter of 1996 due principally to the closure of the Company's Elizabeth, New Jersey facility in June 1995. This decrease was offset, in part, by revenues generated by the Company's Canadian, Texas and Bartow, Florida facilities, which commenced operations in April and July 1995, respectively, and contractual increases in per diem rates.

     Operating expenses decreased from $4,920,017 in the first quarter of 1995 to $4,897,231 in the first quarter of 1996, but increased as a percentage of revenues, from 60.6% in the first quarter of 1995 to 68.3% in the first quarter of 1996. The decrease in operating expenses resulting from the discontinuance of operations at the Company's Elizabeth, New Jersey facility was offset by an increase in operating expenses at the Company's Canadian, Texas and Bartow, Florida facilities, which became operational in April and July 1995, and by additional operating expenses due to increased staffing at the corporate level.

     General and administrative expenses decreased by 11.9% from $2,315,030 in the first quarter of 1995 to $2,038,660 in the first quarter of 1996, attributable primarily to the closure of the Elizabeth, New Jersey facility in June 1995, but remained relatively constant as a percentage of revenues as a result of the decline in 1996 revenues resulting from the June, 1995 closure.

  Calendar Year 1995 Compared to Calendar Year 1994

     Revenues increased 30.0% from $24,272,989 in 1994 to $31,552,152 in 1995, principally attributable to the revenues produced from the Company's Elizabeth, New Jersey facility, the Ft. Worth, Texas facility and the Travis County, Texas facility, whose operations commenced in September and October 1994. In addition, on July 1, 1995, operations began at the Bartow, Florida facility pursuant to a contract with the Florida Department of Juvenile Justice. Increases in 1995 revenues also resulted from contractual increases in per diem rates.

     Operating expenses increased $4,832,605, or 32.4%, from $14,899,192 in 1994 to $19,731,797 in 1995 primarily due to increases in payroll and resident expenses, which increased $3,862,117, or 36.2%, and $970,487, or 22.9%, respectively. The increases in payroll and resident expenses resulted principally from the opening in late 1994 of the facilities noted above and the addition of management personnel in the corporate office. Payroll expenses accounted for 43.9% and 46.0% of total revenues in 1994 and 1995, respectively. As a percentage of total revenues, operating expenses were 61.4% and 62.5%, respectively, in 1994 and 1995.

     General and administrative expenses increased from $6,695,599 in 1994 to $9,938,344 in 1995, an increase of $3,242,745, or 48.4%, attributable to expenses associated with operations of the Elizabeth, New Jersey facility from January 1 to June 18, 1995 (when the facility was closed) and to expenses associated with the Ft. Worth and Travis facilities for a full year and to the Bartow facility since July 1, 1995. As a percentage of revenues, general and administrative expenses were 27.6% and 31.5% for 1994 and 1995, respectively.

     Due to a disturbance at the Company's Elizabeth, New Jersey facility on June 18, 1995, the facility was closed and all detainees located therein were moved by the INS to public detention facilities. The INS has extended the time it has to exercise its renewal option under the contract (the "INS Contract") in anticipation of the assumption of the INS Contract by another operating company. To date, the INS has not exercised its renewal option.

     On December 15, 1995, the Company entered into an agreement (the "Purchase Contract") with an unrelated company which also operates and manages corrections and detention facilities, pursuant to which the Company agreed to sell the equipment, inventory and supplies, contract rights and records, and leasehold and land improvements (the "Assets") of the Elizabeth, New Jersey facility. The purchase price for the Assets is the lesser of (a) $123,000 multiplied by the number of months remaining on the INS Contract upon commencement of service under the INS Contract by the buyer; or (b) $6,223,000. The purchase price is payable in equal monthly installments of $123,000 beginning upon commencement of operations by the buyer under the INS Contract and ending August 1, 1999. Pursuant to a subsequent contract amendment, the remaining balance due after August 1, 1999, is payable in the same monthly installments during the renewal period, if any, of, the INS Contact. The closing of the agreement was conditioned upon the execution of a novation agreement by the INS, pursuant to which the buyer would become the Company's successor in interest to the INS Contract. On June 13, 1996, after the contract conditions were satisfied, the sale transaction was completed. There can, however, be no assurance that the INS Contract will be extended beyond August 1, 1999.

     As of December 31, 1995 the Company recorded charges to operations of $2,609,700, which represents $416,201 for the write-off of deferred development costs related to the Elizabeth, New Jersey facility and $2,193,499 resulting from the adjustment of the carrying value of the Assets. If the INS Contract is not renewed in 1999, a further charge of approximately $1,430,000 may be incurred in order to write-off the remainder of the Purchase Contract receivable.

     Interest expense increased $628,387 from $133,315 in 1994 to $761,702 in 1995, as a result of additional borrowings in 1995, incurred primarily to fund development and start-up costs and fixed asset acquisitions for the Phoenix, Arizona facility.

     The provision for income taxes aggregated $1,002,000 in 1994 as compared to an income tax benefit of $530,000 in 1995. The effective tax rate was 39.4% in 1994 and 35.6% in 1995.

     The Company had a net loss of $959,391 for 1995 compared to net income of $1,542,883 for 1994, principally as a result of the closure of the Company's New Jersey INS facility.

  Calendar Year 1994 Compared to Calendar Year 1993

     Revenues increased 72.1% from $14,101,194 in 1993 to $24,272,989 in 1994.
The commencement of operations in December 1993 of the Company's south Texas Intermediate Sanction Facility in Houston, Texas, operated for the Texas Department of Criminal Justice, Pardons and Paroles Division and the commencement of full scale operations in September 1994 of the Company's Immigration and Naturalization service facility in Elizabeth, New Jersey were the primary reasons for the increase in revenue. Operations also commenced at the Company's Fort Worth, Texas and Travis County, Texas facilities on October 1, 1994.

     Operating expenses increased $6,247,917, or 72.2%, from $8,651,275 in 1993 to $14,899,192 in 1994 primarily due to increases in payroll and resident expenses. Payroll expenses increased $4,321,132, or 68.0%, and resident expenses increased $1,926,786, or 83.0%, for 1994 as compared to 1993. The increases in payroll and resident expenses resulted from the opening of the facilities noted above. Payroll expenses accounted for 49.1% and 51.6% of total expenses for the years ended December 31, 1994 and 1993, respectively. Resident expenses accounted for 19.5% and 18.9% of total expenses in 1994 and 1993, respectively. As a percentage of revenues, operating expenses were 61.4% in each of the years ended December 31, 1993 and 1994.

     General and administrative expenses for the years ended December 31, 1993 and 1994 were $3,578,738 and $6,695,599, respectively, an increase of $3,116,861 or 87.1%. The opening of the above-noted facilities accounted for a significant portion of the increase in general and administrative expenses. As a percentage of revenues, general and administrative expenses were 25.4% and 27.6% for the years ended December 31, 1993 and 1994, respectively. The 1994 increase was attributable primarily to depreciation and amortization costs associated with the construction of the Company's New Jersey facility and related development and start-up costs and the write-off of deferred loan costs of $111,854.

     Interest expense increased $102,529 from $30,786 in 1993 to $133,315 in 1994, as a result of higher interest rates in 1994 and additional borrowings.

     The provision for income taxes increased $266,000, or 36.1%, from $736,000 in 1993 to $1,002,000 in 1994. The effective tax rate was 40.0% in 1993 and 39.4% in 1994.

     As a result of the forgoing factors, net earnings increased $438,488, or 39.7%, from $1,104,395 in 1993 to $1,542,883 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations through investments by stockholders, cash generated from operations and bank loans.

     The Company's working capital at March 31, 1996 was $187,436, a decline of $4,352,660, from the Company's working capital at December 31, 1995, principally attributable to funds used for construction of the Company's Phoenix, Arizona facility, which opened April 11, 1996. During the three months ended March 31, 1996, the Company incurred fixed asset acquisition costs of $3,763,144, the majority of which related to the Company's Phoenix, Arizona facility, and expended $584,889 in additional deferred development and start-up costs. The Company's current ratio declined to 1.04 to 1 at March 31, 1996 from 1.95 to 1 at December 31, 1995.

     Net cash provided by operating activities was $3,226,138 in 1995 as compared to net cash used in operating activities of $202,197 in 1994. The increase in cash provided by operations resulted from the substantial add-back of depreciation, amortization and write-down of fixed asset and deferred development costs, net of deferred taxes (principally associated with the Elizabeth, New Jersey facility), and from the substantial reduction in accounts receivable and the increase in accounts payable and accrued liabilities.

     Net cash of $8,684,961 was used in investing activities in 1995 compared to $8,095,533 in 1994. During 1995, the Company incurred fixed asset acquisition costs of $6,110,693, of which approximately $5,600,000 related to the building of the Canadian, Texas facility and to the purchase and initial renovation costs of the Phoenix, Arizona facility. The Company expended $1,824,268 in deferred development and start-up costs during the year ended December 31, 1995. Such costs related principally to the Phoenix, Arizona facility (which commenced operations on April 11, 1996) and the Pahokee and Polk County, Florida contract awards.

     Net cash of $8,907,125 was provided by financing activities in 1995 compared to $7,915,150 in 1994. The principal source of such funds in 1995 was the Company's private placement offering of subordinated debt and equity securities.

FINANCING

     Effective December 31, 1995, the Company entered into an $11,000,000 Revolving Credit and Term Loan Agreement (the "Loan Agreement") with NationsBank, N.A. ("NationsBank"). Pursuant to the terms of the Loan Agreement, the Company, from time to time, may borrow up to the lesser of $6,000,000 or 85.0% of the Company's eligible accounts receivable. Loan proceeds are to be used for working capital, including deferred development and start-up costs in connection with new or existing facilities. Interest on the revolving credit loan is computed, at the Company's option, at either NationsBank prime rate plus 0.75% or the London International Bank Rate plus 3.35%. Under the Loan Agreement, NationsBank also made a term loan to the Company in the principal amount of $5,000,000, which was applied to repay the Company's indebtedness of $5,002,869 to another bank. The term loan bears interest at 8.92% and is repayable in monthly installments of $83,330 until January 15, 1998, at which time the Loan Agreement terminates and any remaining unpaid balances are due and payable. After September 30, 1996, the interest rate payable under the revolving credit loan will be based on the Company's financial performance set forth in the Loan Agreement. The Company may prepay any borrowings without interest or penalty. The Company has granted NationsBank a first priority security interest in all of its assets, including a first real estate mortgage on the land and building of the Phoenix, Arizona facility. The Company is required to pay NationsBank 0.25% of the average unused portion of the revolving credit loan. The Company was not in compliance with its debt service coverage ratio as of March 31, 1996. NationsBank has agreed to waive this covenant for March 31, 1996, and amend the debt service coverage ratio covenant under the Loan Agreement.

     During the year ended December 31, 1995, the Company completed a private placement of 5,676.6 units at $1,000 per unit, each unit consisting of (i) a ten percent (10.0%) subordinated promissory note due July 1, 1998 in the principal amount of $1,000; and (ii) four-year warrants to purchase 154 shares of Common Stock at $7.75 per share. The Company received gross proceeds of $5,676,600 from the sale of the units, of which $365,000 was attributed to the value of the warrants. During such period, the Company also completed the private placement of 496,807 shares of Common Stock at $7.75 per share, receiving gross proceeds of $3,850,254. Approximately $8,500,000 of the proceeds of the two placements was used to finance costs associated with the Company's Phoenix, Arizona facility and the balance for expenses related to the private placements and for working capital.

INFLATION

     Inflation has not affected the Company's results of operations. Certain multi-year contracts have built-in fixed price adjustments in succeeding years which take into account increases in various type of expenses (i.e., payroll and related expenses, rent, insurance).

IMPACT OF NEW ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions related to stock options granted to employees and accordingly, will continue following APB No. 25's accounting provisions. See Note A of Notes to Consolidated Financial Statements.

                                    BUSINESS

     The Company is a leading developer and manager of privatized correctional and detention facilities in the United States. Through its three divisions, Adult, Juvenile/Youthful Offender and Community Corrections, the Company provides a diverse range of services to local, state, and federal governmental agencies. The Company currently has agreements to operate 14 correctional and detention facilities in New York, Florida, Arizona, Texas and the State of Washington. Twelve of these facilities, with a total of 2,005 beds, are currently in operation, and two, with a total of 700 beds, are scheduled to become operational in the first quarter of 1997. The Company is also aggressively pursuing other privatized correctional projects both at the RFP stage and in the pre-RFP development stage.

     The Company manages both secure and non-secure facilities. Secure facilities include a detention and processing center for illegal aliens, an adult prison, intermediate sanction facilities, DWI facilities, and military style boot camps for juvenile/youthful offenders. Non-secure facilities include residential programs, such as community correctional facilities for federal and state offenders serving the last six months of their sentences, and non-residential supervision programs.

     In addition to providing fundamental residential services for adult and juvenile inmates, the Company has developed a broad range of programs intended to reduce recidivism, including basic and special education, substance abuse treatment and counseling, vocational training, life skills training, and behavioral modification counseling. The Company offers governmental agencies management services ranging from project consulting to the design, development and management of new correctional and detention facilities and the redesign, renovation and management of older facilities. The Company believes that its proven ability to operate the full spectrum of correctional facilities and its wide variety of programs and services will increase its marketing opportunities.

MARKET FOR THE COMPANY'S SERVICES

     The continuing pressure to control costs and address increasing inmate populations has generated strong growth in the privatization of correctional services. According to the Private Corrections Project Center for Studies in Criminology and Law, University of Florida, the rated capacity of international privatized adult secure correctional facilities grew from 2,620 beds in 1986 to 63,595 beds at year-end 1995, and is projected to grow to 197,503 beds by year-end 2000. This projection does not include any projected growth for privatized juvenile/youthful offender and community correctional facilities, both of which, the Company believes, are also growing rapidly. According to the United States Department of Justice, Office of Juvenile Justice and Delinquency Prevention, between 1988 and 1994 juvenile arrests for violent crimes grew by more than 50%.

     The Company believes the growth in demand for privatized correctional and detention facilities is being fueled by a number of factors. First, the United States continues to experience a shortage of correctional beds. According to the United States Department of Justice, Bureau of Justice Statistics, the number of adult inmates housed in federal and state facilities increased from 487,593 at December 31, 1985, to 1,104,074 at June 30, 1995. Second, inmates convicted of violent crimes generally serve only one-third of their sentences, and the public is demanding that a longer portion of their sentences be served. Third, courts and various governmental agencies are requiring overcrowded conditions to be remedied, outdated facilities to be replaced, and services to be expanded. As a result of increasing fiscal pressures, many governmental agencies are turning to the private sector to deliver cost-effective correctional services to address these needs.

BUSINESS STRATEGY

     The Company's business strategy is to enhance its position as a leading developer and manager of a diverse range of quality privatized correctional and detention facilities, and to expand its operations, both internally and through acquisitions, in order to capitalize on current growth trends in the industry. Key elements of the Company's strategy are as follows:

          Maintaining Quality Facility Operations. The Company recognizes the importance of maintaining high quality management and operations at its facilities. The Company seeks to operate all its facilities in accordance with the guidelines of the American Correctional Association ("ACA"), and uses compliance audit teams to rigorously examine all aspects of the Company's facilities and operations. The Company's senior level ethics and compliance officer, who reports directly to the President and Board of Directors, provides additional oversight and monitoring of facility operations. The Company also promotes quality performance by its facility administrators and management teams and holds Company-wide conferences for facility administrators to exchange information and enhance performance at all its facilities. The Company encourages tours of its facilities for governmental representatives as it believes the quality of its operations can be best demonstrated through on-site visits.

          Capitalizing on Diversity of Services. The diversified correctional services provided by the Company include housing adult inmates or detained persons in secure facilities, providing non-secure residential and management services in community corrections facilities and managing and operating juvenile/youthful offender facilities, both secure and non-secure, including military-style boot camps. The Company believes that its proven ability to manage the full spectrum of privatized correctional facilities will increase its marketing opportunities and will be beneficial where particular governmental policies favor certain types of programs or services over others.

          Enhancing Proven Programs. In awarding management contracts, contracting governmental agencies frequently give significant weight to the potential effectiveness of the programs to be provided by the bidder. The Company's programs include basic and special education, substance abuse treatment and counseling, vocational training, job placement, life skills training and behavioral modification counseling, all of which are intended to reduce recidivism. The Company's staff of professionals seek to continually enhance and improve these programs, monitor resident offender performance and develop new programs to address perceived needs.

          Developing New Business Opportunities. The growing demand for privatized correctional facilities at all levels of government has enabled the Company to pursue more projects meeting its criteria. The Company pursues projects based on the probability of success, geographic location, size, potential profitability, and political and community acceptability. This approach is intended to optimize resource allocation, profitability and financial return. The Company currently owns a correctional facility in Arizona, and has used its capital to renovate and improve other facilities it operates. The Company believes that its willingness to commit its capital to facility ownership and renovation enhances its growth opportunities.

          Strategic Acquisitions. Historically, the Company's growth has been generated internally, primarily through the competitive bid process. However, the Company continues to evaluate strategic acquisitions, particularly where an acquisition would enhance the Company's capabilities or add to the services it offers. At present, the Company has not entered into any agreements or commitments for an acquisition.

DIVISIONAL STRUCTURE

     In January 1996, the Company organized its operations into three divisions, Adult, Juvenile/Youthful Offender and Community Corrections.

          Adult. The Adult Division has 1,216 beds under contract in five secure facilities located in Seattle, Washington; Houston, Del Valle and Mansfield, Texas; and Phoenix, Arizona. In addition to providing housing for adult inmates, the Company provides a variety of rehabilitation and educational services intended to reduce recidivism. The Company also provides health care, transportation, food services and work and recreational programs for adult inmates.

          Juvenile/Youthful Offender. The Juvenile/Youthful Offender Division has 984 beds under contract in six facilities located in Bartow, Polk City and Pahokee, Florida; and Canadian, Mansfield and Cleburne, Texas, for convicted youths aged 13 to 24. The Polk City and Pahokee facilities are scheduled to open in the first quarter of 1997. The Company manages secure and non-secure juvenile/youthful offender facilities for low, medium, and high risk youths in highly structured programs, including military style boot camps, wilderness programs, secure education and training centers, and detention facilities.

     The Company believes that these programs, by instilling the qualities of self-respect, respect for others and their property, personal responsibility and family values, can help reduce the recidivism rate of its program participants.

          Community Corrections. The Community Corrections Division has 505 beds under contract in three facilities, located in Brooklyn and Manhattan, New York; and Ft. Worth, Texas. These are non-secure residential facilities for adult male and female offenders transitioning from institutional to independent living. Offenders are eligible for these programs based upon the type of offense committed and offender behavior while incarcerated in prison. If qualified, offenders may generally spend the last six months of their sentence in a community corrections program, whose mission is to reduce the likelihood of an inmate committing an offense after release by assisting in the reunification process with family and the community. Normally, in order to remain in the program, offenders must be employed, participate in substance abuse programs, submit to frequent random drug testing, and pay a predetermined percentage of their earnings to the government to offset the cost of the program. The Company supervises these activities and also provides life skills training, case management, home confinement supervision and family reunification programs at these facilities. The Company believes that community correction facilities help reduce recidivism, result in prison beds being available for more violent offenders and, in appropriate cases, represent cost-effective alternatives to prisons.

FACILITY MANAGEMENT CONTRACTS

     Each facility is managed under an agreement with a federal, state or local corrections agency which provides for fixed per diem payments to the Company for each offender assigned to the facility or a fixed monthly payment irrespective of the number of offenders so assigned. Some contracts also provide for minimum revenue guarantees to the Company. As is standard in the industry, the Company's contracts are short-term, generally one to three years, and contain multiple renewal options in favor of the contracting governmental agency. The exercise of the renewal option by the governmental agency is discretionary, and is contingent upon appropriation of funds. If funds are not appropriated, the contract may be terminated by the governmental agency, the per diem rate payable to the Company may be reduced or delays in payment may occur. The contracts also generally contain "termination for the convenience of the government" and "stop work order" clauses which allow the agency to terminate a contract without cause or financial penalty to the government. Termination or non-renewal could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Calendar Year 1995 Compared to Calendar Year 1994."

CONTRACT AWARD PROCESS

     Most governmental procurement and purchasing activities are controlled by procurement regulations, and take the form of RFPs, and most of the Company's new business results from responding to these requests. Interested parties submit proposals in response to an RFP within a time period of 15 to 120 days from the time the RFP is issued. A typical RFP requires a bidder to provide detailed information, including the services to be provided by the bidder, the bidder's experience and qualifications and the price at which the bidder is willing to provide the services. Such services may include the renovation, improvement or expansion of an existing facility or the planning, design and construction of a new facility. The Company engages independent consultants to assist it in responding to RFPs. Approximately six to eighteen months is generally required from the issuance of the RFP to the contract award. In some cases, the Company has been asked to assist governmental agencies in developing their RFPs.

     Before responding to an RFP, the Company researches and evaluates, among other factors: (i) the current size and growth projections of the available correctional and detention population; (ii) whether or not a minimum capacity level is guaranteed; (iii) the willingness of the contracting authority to allow the Company to house populations of similar classification within the proposed facility for other governmental agencies; and (iv) the willingness of the contracting authority to allow the Company to make adjustments in operating activities, such as work force reductions, in the event the actual population is less than the designed capacity.

     Under the RFP, the bidder may be required to design and construct a new facility or to redesign and renovate an existing facility at its own cost. In such event, the Company's ability to obtain the contract award is dependent on its ability to obtain the necessary financing or fund such costs internally.

     In addition to issuing formal RFPs, governmental agencies may use a procedure known as Purchase of Services or Requests for Qualification ("RFQ"). In the case of an RFQ, the requesting agency selects a firm it believes is most qualified to provide the necessary services and then negotiates the terms of the contract, including the price at which the services are to be provided.

OPERATIONS

     The Company is responsible for the overall operation of each facility under its management, including staff recruitment, general administration of the facility, security of inmates and employees, supervision of the offenders and facility maintenance. The Company, either directly or through subcontractors, also provides health care (including medical, dental and psychiatric services) and food service. Certain facilities also offer special rehabilitation and educational programs, such as academic or vocational education, job and life skills training, counseling, substance abuse programs, and work and recreational programs.

     The Company's contracts generally require the Company to operate each facility in accordance with the standards and guidelines of the American Correctional Association and all applicable local, state and federal laws, rules and regulations. The ACA is an independent organization, comprised of professionals in the corrections industry, which establishes guidelines and standards by which an adult correctional institution may gain accreditation. The Company believes that the ACA, which currently only recommends operating guidelines, but does not accredit juvenile correction facilities, will ultimately provide for accreditation of these kinds of facilities. The ACA standards, designed to safeguard the life, health and safety of offenders and personnel, describe specific objectives with respect to administration, personnel and staff training, security, medical and health care, food service, inmate supervision and physical plant requirements. The Company believes the benefits of operating its facilities in accordance with ACA standards include improved management, better defense against lawsuits by offenders alleging violations of civil rights, a more humane environment for personnel and offenders and measurable criteria for upgrading programs, personnel and the physical plant on a continuous basis. The Company's Seattle INS Detention Center and Tarrant County Community Correctional Facility are fully accredited by the ACA, and certain other facilities currently are being reviewed for accreditation. The Company's goal is to obtain and maintain ACA accreditation for all of its facilities.

EMPLOYEE TRAINING

     All jurisdictions require corrections officers to complete a specified amount of training prior to employment. In most cases, Company employees must undergo at least 160 hours of training before being allowed to work in a position that will bring them in contact with offenders or detainees. This training consists of approximately 40 hours relating to Company policies, operational procedures and management philosophy, and 120 hours relating to legal issues, rights of offenders and detainees, techniques of communication and supervision, improvement of interpersonal skills and job training relating to the specific tasks to be performed. Each Company employee having contact with offenders receives a minimum 40 hours of additional training each year, and each management employee receives a minimum 24 hours of training each year.

FACILITIES

     The Company operates both pre-disposition and post-disposition secure and non-secure correctional and detention facilities, and non-secure community corrections facilities for federal, state and local correctional agencies. Pre-disposition secure detention facilities provide secure residential detention for individuals awaiting trial and/or the outcome of judicial proceedings, and for illegal aliens awaiting deportation or the disposition of deportation hearings. Post-disposition secure facilities provide secure incarceration for individuals who have been found guilty of a crime by a court of law. The Company operates three types of post-disposition facilities: secure prisons, intermediate sanction facilities and military-style boot camps. Secure prisons and intermediate sanction facilities provide secure correctional services for individuals who have been found guilty of one or more offenses. Offenders placed in intermediate sanction facilities are typically persons who have committed a technical violation of their parole conditions, but whose offense history or current offense does not warrant using a prison bed. Both types of facilities offer vocational training, substance abuse treatment and offense specific treatment. Boot camps provide intensely structured and regimented residential correctional services which emphasize disciplined activities modeled after the training principles of military boot camps. These facilities stress physical challenges, fitness, discipline and personal appearance. Generally, these facilities limit participants to offenders between the ages of 17 and 25.

     The Company also operates non-secure residential and non-residential community corrections programs. Residential facilities, which are also known as half-way houses, provide residential correctional services for offenders in need of less supervision and monitoring than otherwise provided in a secure environment. Offenders in community corrections facilities are typically allowed to leave the facility to work in the immediate community and/or participate in community based educational and vocational training programs during daytime hours. Generally, persons in this kind of facility are serving the last six months of their sentence. Non-residential services permit the offender to reside at home or in some other approved setting under supervision and monitoring by the Company. Supervision may take the form of either requiring the offender to report to a correctional facility a specified number of times each week and/or having Company employees monitor the offender on a case management basis at his/her work site and home.

     The following information is provided with respect to the facilities operated by the Company:

                                               NUMBER OF                     CONTRACTING      OWNED,
          FACILITY NAME, LOCATION AND          CONTRACTED                    GOVERNMENTAL   LEASED OR
           YEAR OPERATIONS COMMENCED            BEDS(1)    TYPE OF FACILITY     AGENCY      MANAGED(2)
- --------------------------------------------------------   ----------------  ------------   ----------
ADULT DIVISION
Seattle INS Detention Center                      150           Secure           INS         Managed
  Seattle, Washington (1989)                                  Detention
                                                               Facility
South Texas Intermediate Sanction Facility        400           Secure          State        Managed
  Houston, Texas (1993)                                      Intermediate
                                                               Sanction
                                                               Facility
Tarrant County Community Correctional Facility    190           Secure          County       Managed
  Mansfield, Texas (1992)                                    Intermediate
                                                               Sanction
                                                               Facility
Travis County Substance Abuse Treatment           76            Secure          County       Managed
  Facility                                                   Intermediate
  Del Valle, Texas (1994)                                      Sanction
                                                               Facility
Arizona State Prison, Phoenix West                400        State Prison       State         Owned
  Phoenix, Arizona (1996)
JUVENILE/YOUTHFUL OFFENDER DIVISION
Hemphill County Juvenile Facility                 60       Secure Boot Camp     County        Leased
  Canadian, Texas (1995)                                       Facility
Bartow Youth Training Center                      74          Secure and        State        Managed
  Bartow, Florida (1995)                                     Residential
                                                             Correctional
                                                               Facility
Johnson County Juvenile Detention Facility        30       Secure Detention     County       Managed
  Cleburne, Texas (1996)(3)                                    Facility

                                               NUMBER OF                     CONTRACTING      OWNED,
          FACILITY NAME, LOCATION AND          CONTRACTED                    GOVERNMENTAL   LEASED OR
           YEAR OPERATIONS COMMENCED            BEDS(1)    TYPE OF FACILITY     AGENCY      MANAGED(2)
- --------------------------------------------------------   ----------------  ------------   ----------
JUVENILE/YOUTHFUL OFFENDER DIVISION (CONTINUED)
Pahokee Correctional Facility                     350           Secure          State        Managed
  Pahokee, Florida (est. 1997)                               Correctional
                                                               Facility
Polk County Correctional Facility                 350           Secure          State        Managed
  Polk City, Florida (est. 1997)                             Correctional
                                                               Facility
Tarrant County Community Correctional Center      120      Secure Boot Camp     County       Managed
  Mansfield, Texas (1992)                                      Facility
COMMUNITY CORRECTIONS DIVISION
Brooklyn Community Corrections Center             95         Residential       Federal        Leased
  Brooklyn, New York (1989)                                  Correctional     Bureau of
                                                               Facility        Prisons
Manhattan Community Corrections Center            60         Residential       Federal        Leased
  New York, New York (1990)                                  Correctional     Bureau of
                                                               Facility        Prisons
New York State Community Corrections Center       150        Residential        State         Leased
  Brooklyn/New York, New York (1992)                         Correctional
                                                               Facility
Fort Worth Community Corrections Center           200        Residential        State         Leased
  Forth Worth, Texas (1994)                                  Correctional
                                                               Facility

- ---------------

(1) The number of contracted beds is not necessarily a guaranteed minimum or maximum, but rather an estimate of the number of offenders expected to be sent to such facility by the contracting agency. All of the Company's facilities have adequate capacity for all offenders placed in such facilities. See "Prospectus Summary -- Summary Consolidated Financial and Other Data" regarding average occupancy rates at the facilities.
(2) A managed facility is a facility for which the Company provides management services pursuant to a management contract with the applicable governmental agency but, unlike a leased or owned facility, the Company has no property interest in the facility.
(3) This facility is being closed by the Company effective June 30, 1996.

COMPETITION

     The business in which the Company engages is highly competitive, with few barriers to entry. The Company's competitors include local companies with significant local relationships and knowledge of local conditions, as well as companies that manage and operate facilities in many states and abroad, with financial resources substantially greater than the Company's. The Company's community corrections division also competes with not-for-profit entities.

     The Company competes on the basis of the cost, quality and range of services offered, its experience in managing facilities, the reputation of its personnel, and its ability to design, finance and construct new facilities. The Company also attempts to achieve a competitive advantage by seeking additional contracts from governmental agencies with which it has existing contractual relationships and by identifying and marketing its services to correctional agencies that have no previous experience with privatization services.

EMPLOYEES

     At May 31, 1996, the Company had approximately 695 full-time employees, consisting of clerical and administrative personnel, security personnel, food service personnel and facility administrators. None of the Company's employees is subject to a collective bargaining agreement. The Company believes its relationship with its employees is good.

     Each of the Company's facilities is managed as a separate entity by an experienced facility administrator. Other facility personnel include administrative, security, medical, food service, counseling, classification and educational and vocational training personnel. The Company conducts background screening checks and drug testing on potential facility employees. Some of the services rendered at certain facilities, such as medical services and education or training, are provided by third-party contractors.

INSURANCE

     Each management contract with a governmental agency requires the Company to maintain certain levels of insurance coverage for general liability, worker's compensation, vehicle liability and property loss or damage and to indemnify the contracting agency for claims and costs arising out of the Company's operations. The Company maintains general liability insurance in the amount of $5,000,000 and an umbrella policy in the amount of $20,000,000 for itself and each of its subsidiaries. There can be no assurance that the aggregate amount and kinds of the Company's insurance are adequate to cover all risks it may incur or that insurance will be available in the future. In addition, the Company is unable to secure insurance for some unique business risks including, but not limited to, riot and civil commotion or the acts of an escaped offender.

REGULATION

     The industry in which the Company operates is subject to federal, state and local regulations which are administered by a variety of regulatory authorities. Generally, providers of correctional services must comply with a variety of applicable state and local regulations, including education, health care and safety regulations. Management contacts frequently include extensive reporting requirements. In addition, many state and local governments are required to follow competitive bidding procedures before awarding a contract. Certain jurisdictions may also require the successful bidder to award subcontracts on a competitive bid basis and to subcontract to varying degrees with businesses owned by women or minorities.

     The Company's failure to comply with any applicable laws, rules or regulations or the loss of any required license could have a material adverse effect on the Company's financial condition and results of operations. Further, the current and future operations of the Company may be subject to additional regulations as a result of new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on the Company's financial condition and results of operations.

LEGAL PROCEEDINGS

     The nature of the Company's business results in numerous claims or litigation against the Company for damages arising from the conduct of its employees or others. A former employee of the Company filed suit in the United States District Court, Southern District of New York in May 1993, claiming he was intentionally assaulted by employees of the Company and claiming $5,000,000 in damages on each of six causes of action. The Company believes such claims to be without merit and is vigorously defending this action.

     In March 1996, former inmates at one of the Company's facilities filed an action in the Supreme Court of the State of New York, County of Bronx on behalf of themselves and others similarly situated, alleging personal injuries and property damage purportedly caused by negligence and intentional acts of the Company and claiming $500,000,000 each for compensatory and punitive damages. At the Company's request, the action was transferred to the United States District Court, Southern District of New York, in April 1996. The Company believes such claims to be without merit and will vigorously defend this action.

     In January 1996, a lawsuit was filed with the Supreme Court of New York, Kings County, relating to claims by a former Esmor employee of sexual harassment and discrimination, physical assault, rape and negligent screening of employees. Total damages sought by plaintiff amount to $4,000,000 plus attorney fees. The Company believes such claims to be without merit and intends to vigorously defend itself in this action.

     The Company believes the outcome of all current legal proceedings to which it is a party will not have a material adverse effect upon its results of operations or financial condition. However, there is an inherent risk in any litigation and a decision adverse to the Company could be rendered.

OFFICES

     The Company leases approximately 6,400 square feet of executive office space located at 1819 Main Street, Sarasota, Florida from an unaffiliated party at a base monthly rental of approximately $8,300 with an increase of approximately $530 per month on each October 1 through the expiration of the lease on September 30, 2000. The lease does not contain any renewal options. The Company leases an office at 9603 Gayton Road, Richmond, Virginia from an unaffiliated party at a current base monthly rental of $1,661, increasing five percent (5%) per year during the term ending May 31, 1998. The Company also leases an office at 276 Fifth Avenue, New York, New York from an unaffiliated party at a monthly rental of $2,231, expiring October 31, 1998.

     The Company believes that all of its properties are well maintained and in good repair and are adequate for the purpose for which they are maintained. For information with respect to correctional facilities owned, leased or managed by the Company, see "Business -- Facilities."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table lists the executive officers and directors of the Company, together with their respective ages and offices:(1)

              NAME                 AGE                      OFFICE
- ---------------------------------  ---   --------------------------------------------
James F. Slattery................  46    Chairman, President, Chief Executive Officer
                                         and Director
Michael C. Garretson.............  50    Executive Vice President and Chief Operating
                                         Officer
Aaron Speisman...................  48    Executive Vice President, Secretary and
                                         Director
Ira M. Cotler....................  33    Executive Vice President-Finance
Richard P. Staley................  64    Senior Vice President and Director
Lee Levinson.....................  53    Chief Financial Officer
Melvin T. Stith(2)...............  49    Director
Raymond S. Evans(2)..............  59    Director
Stuart M. Gerson(2)..............  52    Director
Shimmie Horn.....................  23    Director

- ---------------

(1) See information below with respect to recent resignations of certain officers and directors.
(2) Member of Audit, Compensation and Stock Option Committees.

     JAMES F. SLATTERY co-founded the Company in October 1987 and has been its Chairman since August 1984 and President, Chief Executive Officer and a director since the Company's inception. Prior to co-founding the Company, Mr. Slattery had been a managing partner of Merco Properties, Inc., a hotel operation company, and Vice President of Coastal Investment Group, a real estate development company, and had held several management positions with the Sheraton Hotel Corporation.

     MICHAEL C. GARRETSON joined the Company in August 1994 as its Vice President of Business Development. In October 1995, he became the Director of Planning and Economic Development for the City of Jacksonville, Florida and served in such position until rejoining the Company in January 1996, during which period he also acted as a consultant to the Company. Mr. Garretson was elected Executive Vice President and Chief Operating Officer in March 1996. From September 1993 to August 1994, Mr. Garretson was Senior Vice President of Wackenhut Corrections Corp. and from August 1990 to August 1993 was Director of Area Development for Euro Disney S.C.A.

     AARON SPEISMAN co-founded the Company in October 1987 and has been its Executive Vice President, Secretary and a director since the Company's inception. From October 1987 to March 1994, Mr. Speisman also served as Chief Financial Officer of the Company. Since June 1, 1996, Mr. Speisman has been employed by the Company on a part-time basis.

     IRA M. COTLER was elected the Company's Executive Vice President-Finance in March 1996. Prior to joining the Company, from June 1989 to February 1996, Mr. Cotler was employed by Janney Montgomery Scott Inc., an investment banking firm, serving in several capacities, most recently as Vice President of Corporate Finance.

     RICHARD P. STALEY has served as the Company's Senior Vice President since November 1988 and as a director since May 1994. From 1984 to 1987, Mr. Staley was the Evaluation and Compliance Director for Corrections Corporation of America and from 1953 to 1983, held various positions with the United States Department of Justice, Immigration and Naturalization Service. Mr. Staley is a certified American Correctional Association standards auditor for jail and detention facilities.

     LEE LEVINSON became an employee of the Company in February 1994 and was elected Chief Financial Officer in March 1994. From 1989 until December, 1993, Mr. Levinson was a partner at Fleischman & Company, independent certified public accountants. Mr. Levinson is a certified public accountant.

     MELVIN T. STITH was elected a director of the Company in November 1994. Since July 1991, Mr. Stith has been Dean of the Florida State University College of Business. From December 1989 to July 1991, Mr. Stith was Chairman of the Marketing Department of the Florida State University College of Business where he was also a Professor. Mr. Stith is also a director of Sprint and United Telephone of Florida.

     RAYMOND S. EVANS was elected a director in May 1994. For more than the past five years, Mr. Evans has been a partner of the law firm of Ruskin, Moscou, Evans & Faltischek, P.C.

     STUART M. GERSON was elected a director in June 1994. Since March 1993, Mr. Gerson has been a partner of the law firm of Epstein Becker & Green, P.C. From January 1993 to March 1993, he was acting Attorney General of the United States. From January 1989 to January 1993, Mr. Gerson was the Assistant U.S. Attorney General for the Civil Division of the Department of Justice.

     SHIMMIE HORN was elected a director of the Company in June 1996. Mr. Horn, received a B.A. degree in Economics from Yeshiva College in 1993, and graduated from the Benjamin Cardozo School of Law in 1996. He is the son of the late Morris Horn, the former Chairman and a founder of the Company.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

     In June 1996, Diane McClure, Executive Vice President -- Business Development and a director of the Company, resigned her employment and as a member of the Company's Board of Directors. In June 1996, John L. Morgenthau, Vice President -- Juvenile/Youthful Offender Division, resigned his employment with the Company. In June 1996, William J. Barrett, a Senior Vice President of Janney Montgomery Scott, Inc., resigned his position as a member of the Board of Directors. Janney Montgomery Scott Inc. was the managing underwriter of the Company's initial public offering in 1994. None of the above gave any reason for their resignations.

COMPENSATION OF DIRECTORS

     Employee-directors receive no compensation for serving on the Board of Directors other than reimbursement of expenses incurred in attending meetings. Non-employee directors elected or appointed to the Board of Directors are paid an annual directors' fee of $5,000 plus $500 for each Board meeting attended and $250 for each Committee meeting attended. In addition, all non-employee directors participate in the Company's 1994 Non-Employee Director Stock Option Plan and are reimbursed for expenses incurred in attending meetings.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation earned in 1993, 1994 and 1995 by the Company's Chief Executive Officer and by each other executive officer whose compensation exceeded $100,000 in 1995:

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION               LONG TERM
                                           ---------------------------------   COMPENSATION AWARDS
                                                                OTHER ANNUAL   -------------------
   NAME AND PRINCIPAL POSITION     YEAR     SALARY     BONUS    COMPENSATION         OPTIONS
- ---------------------------------  -----   --------   -------   ------------   -------------------
James F. Slattery                   1995   $189,000     --        $ 43,273(1)          5,000
  President and                     1994   $180,000   $77,230     $ 23,063(1)         13,125
  Chief Executive Officer           1993   $179,621     --        $ 18,012(1)           --
Aaron Speisman                      1995   $106,014     --        $ 22,976(1)          5,000
  Executive Vice                    1994   $ 98,092   $ 1,000     $ 14,363(1)         13,125
  President and Secretary           1993   $ 85,629     --        $ 22,021(1)           --
Lee Levinson                        1995   $111,615     --        $  4,167(2)          5,000
  Chief Financial Officer           1994   $ 91,269     --        $  7,615(2)         12,813
                                    1993      --        --          --                  --

- ---------------

(1) Consists of life insurance premium payments and car lease payments.
(2) Consists of car lease payments.

     In addition to the compensation described above, for 1993 and 1994, Mr. Slattery received S Corporation distributions of $389,200 and $28,000 and Mr. Speisman received S Corporation distributions of $264,100 and $25,000.

     The following table sets forth information concerning stock options granted executive officers named in the Summary Compensation Table:

                             OPTION GRANTS IN 1995

                                                                                                POTENTIAL
                                                                                               REALIZABLE
                                                                                                  VALUE
                                               INDIVIDUAL GRANTS                               AT ASSUMED
                       -----------------------------------------------------------------     ANNUAL RATES OF
                        NUMBER OF                                                              STOCK PRICE
                         SHARES                                                             APPRECIATION FOR
                       UNDERLYING           % OF TOTAL           EXERCISE                      OPTION TERM
                         OPTIONS             OPTIONS               PRICE      EXPIRATION   -------------------
          NAME         GRANTED(#)    GRANTED TO ALL EMPLOYEES    PER SHARE       DATE        5%          10%
    -----------------  -----------   ------------------------   -----------   ----------   -------     -------
    James F.
      Slattery.......     5,000                 9.2%              $ 20.63      6/15/2000   $28,498     $62,974
    Aaron Speisman...     5,000                 9.2%              $ 20.63      6/15/2000   $28,498     $62,974
    Lee Levinson.....     6,250                 9.2%              $ 11.00       3/1/2000   $15,195     $33,578

     The following table sets forth the value of unexercised stock options held by the executive officers named in the Summary Compensation Table:

                       OPTION VALUES AT DECEMBER 31, 1995

                                                                                   VALUE OF
                                                              NUMBER OF         UNEXERCISED IN-
                                                             UNEXERCISED           THE-MONEY
                                                              OPTIONS AT          OPTIONS AT
                                                             YEAR END(#)          YEAR END($)
                                                             EXERCISABLE/        EXERCISABLE/
                            NAME                            UNEXERCISABLE        UNEXERCISABLE
    ----------------------------------------------------  ------------------   -----------------
    James F. Slattery...................................     6,563/11,562       $  6,497/$ 6,496
    Aaron Speisman......................................     6,563/11,562       $  6,497/$ 6,496
    Lee Levinson........................................     6,407/12,656       $ 15,439/$15,435

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Mr. Slattery which expires February 9, 1999 and provides for minimum annual compensation of $189,000, cost of living increases, use of an automobile, reimbursement of business expenses, health insurance, related benefits and a bonus equal to 5% of pre-tax profits in excess of $1,000,000, such bonus not to exceed $200,000. As of June 1, 1996, Mr. Speisman is employed under an agreement which provides for Mr. Speisman's employment on a part-time basis at an annual salary of $35,000.

     The Company has also entered into employment agreements with Messrs. Garretson and Cotler which expire January 20, 1999 and provide for compensation of $115,000 and $129,000, respectively, annual salary increases, automobile allowances, reimbursement of business expenses, health or disability insurance, related benefits, a bonus equal to 3% of pre-tax profits in excess of $1,000,000, such bonus not to exceed $50,000 and $75,000, respectively, and the grant to each of options to purchase 100,000 shares of Common Stock. See "Stock Options -- Other Options." Mr. Cotler is also entitled to payment for relocation and related costs.

     In October 1989, Esmor, Inc., presently a subsidiary of the Company, entered into an employment agreement with William Banks. Under this agreement, Mr. Banks was responsible for developing and implementing community relations projects on behalf of the Company and for acting as a liaison between the Company and local community and civic groups who may have concerns about establishment of the Company's facilities in their communities, and government officials throughout the state of New York. As compensation, Mr. Banks received 3% of the gross revenue from all Federal Bureau of Prisons, state or local correction agency contracts within the state of New York with a guaranteed minimum monthly income of $4,500 which was paid by Esmor (Brooklyn), Inc. and Esmor, Manhattan, Inc., although there is no agreement obligating them to continue making such payments on behalf of Esmor, Inc. in the future. In December 1993, Mr. Banks agreed to become a consultant to Esmor, Inc., upon the same terms and conditions in order to accurately reflect the level and nature of the services he provided to Esmor, Inc. In 1994 and 1995, Mr. Banks earned approximately $238,000 and $334,000, respectively.

STOCK OPTIONS

     The Company has adopted two stock option plans.

          1993 Stock Option Plan. Under the 1993 Stock Option Plan (the "1993 Plan") 500,000 shares of Common Stock are reserved for issuance upon exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or (ii) non-qualified options. Under the 1993 Plan, ISOs may be granted to employees and officers of the Company and non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

          The 1993 Plan is administered by the Company's Stock Option Committee which determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISO's, the rate of exercise of each option, the option purchase price per share, the manner of exercise, the form of payment upon exercise, and whether restrictions such as repurchase rights are to be imposed on the shares following exercise. Options granted under the 1993 Plan expire five years after the date of grant and may not be granted at a price less than the fair market value of the Common Stock on the date of grant (110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. No options may be granted under the 1993 Plan after October 2003; however, options granted under the 1993 Plan prior thereto may extend beyond that date. Options granted under the 1993 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution.

          During fiscal 1994 and 1995, options to purchase 225,313 shares and 54,375 shares, respectively, were granted under the 1993 Plan at exercise prices ranging from $4.76 to $20.63 per share. In 1996, options to purchase 40,200 shares were granted under the 1993 Plan at exercise prices ranging from $8.875 to $15.50 per share.

          1994 Non-Employee Director Stock Option Plan. Under the 1994 Non-Employee Director Stock Option Plan (the "Directors Plan") 196,875 shares of Common Stock are reserved for issuance to non-employee Directors. Under the Directors Plan, each non-employee Director is automatically granted, (i) a non-qualified option to purchase 10,000 shares of Common Stock upon election to the Board of Directors; and (ii) a non-qualified option to purchase 5,000 shares of Common Stock on the date of each annual meeting of stockholders at which the Director is reelected to the Board of Directors. The exercise price of each option is the fair market value of the Common Stock on the date of grant. Each option expires five years from the date of grant and vests in two annual installments of 50% each on the first and second anniversary of the date of grant. Options granted under the Directors Plan are generally not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In the event an optionee ceases to be a member of the Board of Directors (other than by reason of death or disability), then the non-vested portion of the option immediately terminates and becomes void and any vested and unexercised portion of the option may be exercised for a period of 180 days from the date the optionee ceased to be a member of the Board of Directors. In the event of death or permanent disability of an optionee, all options accelerate and become immediately exercisable until the scheduled expiration date of the option.

          During the fiscal 1994 and 1995, options to purchase 65,000 shares and 25,000 shares, respectively, were granted under the Directors Plan at exercise prices ranging from $7.05 to $18.75 per share. In May 1996, options to purchase 20,000 shares were granted under the Directors Plan at an exercise price of $17.875 per share.

          Other Options. In January 1996, in connection with their respective employment, the Company granted Messrs. Garretson and Cotler options to purchase 100,000 shares each, at an exercise price of $8.875 per share. The options, which were not granted pursuant to the 1993 Plan and are non-qualified options under the Code, vest one-third upon grant, an additional one-third one year from the date of grant and the one-third balance two years from the date of grant.

                              CERTAIN TRANSACTIONS

     The Company subleases a building located at 12-16 East 31st Street, New York, New York from LeMarquis Operating Corp. ("LMOC"). LMOC is a corporation owned 25% by Esther Horn and 8% by James F. Slattery. The Company currently utilizes approximately fifty percent of the building for the Manhattan Community Corrections and the New York Community Corrections programs. LMOC leases this building from an unaffiliated party at a current base monthly rental of approximately $15,456 (the "Base Rent"), plus taxes and other charges in the approximate current amount of $17,346 for a total monthly rental of approximately $32,802. The Company has the right to use as much of the building as it requires for its business subject to the rights of certain residential subtenants to remain in the building. These rights include the right to housing at a predetermined rental for an indefinite period of time pursuant to New York State rent stabilization laws.

     The Company pays rent of $18,000 per month above the rent paid by LMOC to the building's owner for a total monthly rent of approximately $50,802. The Company has, to date, invested $690,000 in leasehold improvements and will not receive any credit, in terms of a reduction in rent or otherwise, for these improvements. The initial term of the Company's sublease expired April 30, 1995, and is currently in its first renewal term expiring April 30, 2000. The sublease contains two additional successive five-year renewal options beginning May 1, 2000. The monthly rent above the rent paid by LMOC to the building's owner will increase to $22,000 per month during the second renewal term beginning May 1, 2000 and to $26,000 per month during the third renewal term beginning May 1, 2005. The Company paid $40,000 to LMOC for the renewal options. These renewal options were separately negotiated between the Board of Directors of the

Company and LMOC. Mr. Slattery participated in such negotiations. Mrs. Horn and Mr. Slattery will receive their proportionate shares of rents received by LMOC under the terms of this sublease. The terms of this sublease were not negotiated at arm's length due to the relationship of Mrs. Horn and Mr. Slattery with both the Company and LMOC.

     Previously, residential and commercial tenants of the building paid annual rent of approximately $300,000 to LeMarquis Enterprise Corp. ("Enterprises"), a company owned 30% by Mrs. Horn, 28% by Mr. Slattery and 25% by Mr. Speisman, and Enterprises paid all expenses of operating the residential and commercial portions of the building as well as a portion of the overall expenses of the building. The Company paid any cash flow deficiency to Enterprises. This arrangement terminated in February 1994, and all of the building's revenues, including rent from the residential and commercial tenants, are now received and expenses paid by the Company. The revenue from this portion of the building was approximately $210,000 in 1994 and $205,000 in 1995. The Company anticipates that operating the portion of the building occupied by residential and commercial tenants will result in a net expense to the Company of approximately $25,000 per month. Due to New York rent stabilization laws, the Company is unable to increase the rent paid by the residential tenants in this building in response to increased rent or expenses incurred by the Company.

     The Company leases the entire building located at 988 Myrtle Avenue, Brooklyn, New York from Myrtle Avenue Family Center, Inc. ("MAFC") pursuant to a lease which commenced January 1, 1994 and expires December 31, 1998. The lease establishes a monthly rental of $40,000 and contains three five-year renewal options. The monthly rental for the first option period, which runs from January 1, 1999 through December 31, 2003, is $40,000. The monthly rental for the second option period, which runs from January 1, 2004 through December 31, 2008, is $45,000, and the monthly rental for the third option period, which runs from January 1, 2009 through December 31, 2013, is $50,000. In addition, the Company pays taxes, insurance, repairs and maintenance on this building. MAFC is a corporation owned by Mrs. Horn (27.5%) and Messrs. Slattery (8%) and Speisman (27.5%). The terms of the lease were not negotiated at arm's length due to their relationship with MAFC and the Company. Messrs. Slattery and Speisman participated in such negotiations.

     Pursuant to the terms of a Board of Directors resolution adopted in 1994, all transactions between the Company and any of its officers, directors or affiliates (except for wholly-owned subsidiaries) must be approved by a majority of the unaffiliated members of the Board of Directors and be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and be in connection with bona fide business purposes of the Company. In the event the Company makes a loan to an individual affiliate (other than a short-term advance for travel, business expense, relocation or similar ordinary operating expenditure), such loan must be approved by a majority of the unaffiliated directors.

     Stuart M. Gerson, a director of the Company, is a member of Epstein Becker & Green, P.C., a law firm which has represented the Company on certain matters and which is representing the Company in connection with this offering. In April 1996, in consideration for certain consulting services provided to it, the Company granted Mr. Gerson, a director of the Company, options to purchase a total of 15,000 shares of Common Stock at an exercise price of $8.75 per share, the fair market value of the shares on the date of grant. The options, which were not granted pursuant to either the 1993 Plan or the Directors Plan and are non-qualified options under the Code, vest 50% one year from the date of grant and the remaining 50% two years from the date of grant. See "Legal Matters."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of the date of this Prospectus information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially five percent or more of such Common Stock, (ii) each director of the Company, (iii) each person named in the Summary Compensation Table, (iv) each Selling Stockholder and (v) all executive officers and directors as a group, the shares being sold by each of them together with their respective percentage ownership of such shares before this Offering and as adjusted to reflect the sale of the Common Stock offered hereby:

                                        SHARES OWNED PRIOR                        SHARES OWNED AFTER
                                            TO OFFERING                                OFFERING
                                        -------------------                       -------------------
            NAME AND ADDRESS(1)          NUMBER     PERCENT   SHARES BEING SOLD    NUMBER     PERCENT
     ---------------------------------  ---------   -------   -----------------   ---------   -------
     Aaron Speisman(2)................    842,639     16.3%        205,000          637,639      8.9%
     Esther Horn(3)...................    793,438     15.4%        175,000          618,438      8.6%
     James F. Slattery(4).............    788,125     15.3%             --          788,125     11.0%
     David Fuld.......................    328,125      6.4%         70,000          258,125      3.6%
     Ira M. Cotler(5).................     50,701      1.0%             --           50,701     *
     Richard P. Staley(6).............     44,206        *              --           44,206     *
     Michael Garretson(7).............     36,458        *              --           36,458     *
     Raymond S. Evans(8)..............     24,044        *              --           24,044     *
     Lee Levinson(9)..................     18,061        *              --           18,061     *
     Stuart Gerson(10)................     19,475        *              --           19,475     *
     Melvin T. Stith(11)..............      8,750        *              --            8,750     *
     Shimmie Horn.....................      2,000        *              --            2,000     *
     All officers and directors as a
       group (ten
       persons)(2)(4)(5)(6)(7)
       (8)(9)(10)(11).................  1,834,459     34.2%        205,000        1,629,459     22.1%

- ---------------

  * Less than 1%.

 (1) Except for David Fuld, whose address is 88-55 161st Street, Flushing, New York 11367, all addresses are c/o Esmor Correctional Services, Inc., 1819 Main Street, Suite 1000, Sarasota, Florida 34236.
 (2) Shares owned includes 98,438 shares of Common Stock owned by the Jennifer Anna Speisman 1992 Trust and 98,438 shares of Common Stock owned by the Joshua Israel Speisman 1992 Trust, as to which Mr. Speisman disclaims beneficial ownership. Shares being sold includes 15,000 shares of Common Stock owned by the Jennifer Anna Speisman 1992 Trust and 15,000 shares owned by the Joshua Israel Speisman 1992 Trust. Shares owned also includes options to purchase 15,625 shares of Common Stock and a Series A Warrant to purchase 7,700 shares of Common Stock but does not include options to purchase 2,500 shares of Common Stock not exercisable within 60 days.
 (3) Includes options to purchase 9,063 shares of Common Stock. Does not include options to purchase 9,062 shares of Common Stock not exercisable within 60 days.
 (4) Includes options to purchase 15,425 shares of Common Stock. Does not include options to purchase 7,500 shares of Common Stock not exercisable within 60 days.
 (5) Includes 2,612 shares of Common Stock owned by his wife as to which he disclaims beneficial ownership. Also includes options to purchase 44,239 shares of Common Stock and a Series A Warrant to purchase 3,850 shares of Common Stock. Does not include options to purchase 66,667 shares of Common Stock not exercisable within 60 days.
 (6) Includes options to purchase 44,206 shares of Common Stock. Does not include options to purchase 19,544 shares of Common Stock not exercisable within 60 days.
 (7) Consists of options to purchase 36,458 shares of Common Stock. Does not include options to purchase 66,667 shares of Common Stock not exercisable within 60 days.
 (8) Includes options to purchase 15,625 shares of Common Stock. Does not include options to purchase 2,500 shares of Common Stock not exercisable within 60 days.
 (9) Includes 3,282 shares of Common Stock owned by wife and 1,969 shares of Common Stock owned by his minor child, as to which he disclaims beneficial ownership. Also includes options to purchase 12,813 shares of Common Stock. Does not include options to purchase 11,250 shares of Common Stock not exercisable within 60 days.
(10) Includes options to purchase 15,625 shares of Common Stock and a Series A Warrant to purchase 3,850 shares of Common Stock. Does not include options to purchase 22,500 shares of Common Stock not exercisable within 60 days.
(11) Consists of options to purchase 8,750 shares of Common Stock. Does not include options to purchase 13,750 shares of Common Stock not exercisable within 60 days.

     The Company is unaware of any arrangements which may result in a change in control of the Company.

                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from sources available therefor. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to stockholders after payment of liabilities and after provision for each class of stock, if any, having preference over the Common Stock. Holders of Common Stock have no preemptive rights. All outstanding shares are, and all shares to be sold and issued as contemplated hereby will be, fully paid and non-assessable and legally issued. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's charter and without stockholder action.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time without stockholder approval in one or more classes or series, and the Board of Directors is authorized to fix the dividend rights, dividend rates, any conversion rights or rights of exchange, any voting rights, rights and terms or redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any class or series of Preferred Stock, the number of shares constituting such class or series and the designation thereof. The shares of any class or series of Preferred Stock need not be identical. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. There are currently no shares of Preferred Stock outstanding.

WARRANTS

     Each Series A Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $7.75 per share, subject to adjustment in the event of a stock split, recapitalization, stock dividend, combination, consolidation or certain sales or issuances of Common Stock at less than market value, at any time through July 1, 1999. The Series A Warrants are not redeemable. As of June 12, 1996, there were Series A Warrants outstanding to purchase 686,469 shares of Common Stock.

     As compensation for services rendered in connection with the Company's initial public offering and 1995 private placements, the Company issued warrants to purchase 109,375 (after giving effect to the Company's

5% stock dividend and five for four stock split) and 59,681 shares of Common Stock, respectively, at purchase prices of $5.76 and $10.00, respectively. All of such warrants remain outstanding.

TRANSFER AGENT AND WARRANT AGENT

     The transfer agent for the Common Stock and the warrant agent for the Series A Warrants is American Stock Transfer & Trust Co., New York, New York.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BY-LAWS

     The Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify each director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

     The Company carries insurance providing indemnification, under certain circumstances, to all of the Company's directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. The current annual premium for this insurance is approximately $60,000, all of which is paid by the Company. To date, no sums have been paid to any past or present director or officer of the Company under this or any prior indemnification insurance policy.

     The Company has also entered into Indemnity Agreements with certain of its directors and executive officers. The Indemnity Agreements provide for indemnification of such persons to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware. The Indemnity Agreements provide that the Company will pay any costs which an indemnitee actually and reasonably incurs because of the claims made against him by reason of the fact that he is or was a director or officer of the Company, except that the Company is not obligated to make any payment where: (i) a final determination is rendered that the indemnitee obtained remuneration in violation of law; (ii) a final determination is rendered against the indemnitee relating to a claim for an accounting of profits made in connection with a violation of
Section 16(b) of the Securities Exchange Act of 1934, or similar state or common law provisions; (iii) a claim where the indemnitee's conduct was adjudged to be deliberately dishonest or to constitute willful misconduct; or (iv) a final determination is rendered that indemnification is not lawful.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Stephens Inc. and J.C. Bradford & Co. are acting as Representatives (the "Representatives"), has severally agreed to purchase the aggregate number of shares of Common Stock set forth opposite its name below, at the public offering price less the underwriting discounts set forth on the cover page of this Prospectus. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any shares of Common Stock are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
- ----------------------------------------------------------------------------------  ---------
Stephens Inc. ....................................................................
J.C. Bradford & Co. ..............................................................
                                                                                    ---------
          Total...................................................................  2,450,000
                                                                                     ========

     The Company has granted the Underwriters an option, exercisable in whole or in part, from time to time, for thirty days after the date hereof, to purchase up to 367,500 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discounts set forth on the cover page of this Prospectus. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 2,450,000 shares of Common Stock offered hereby.

     The Underwriters have advised the Company that sales of Common Stock to certain dealers may be made at a concession of an amount not in excess of $ per share and that the Underwriters may allow, and such dealers may re-allow,
discounts not in excess of $     per share on sales to certain other dealers.
After this offering, the public offering price, the concession and the re-allowance may be changed by the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain civil liabilities under the Securities Act and to afford the Underwriters certain rights of contribution.

     The Underwriters do not intend to confirm sales of shares of Common Stock to any account over which they exercise discretionary authority without prior authorization. The Representatives intend to continue to make a market in the Common Stock after the completion of this offering.

     The Selling Stockholders and the Company's directors and executive officers have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, with limited exceptions, for a period of 180 days from the date of this offering.

     In connection with the this offering, the Representatives have advised the Company that certain Underwriters and dealers, if any, or their respective affiliates who are qualified registered market makers on The Nasdaq Stock Market, may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Epstein Becker & Green, P.C., New York, New York. Stuart M. Gerson, a director of the Company, is a member of Epstein Becker & Green, P.C. and members of the firm own, directly and indirectly, $195,000 of the Company's 10% subordinated promissory notes, 3,400 shares of Common Stock and warrants and options to purchase 65,615 shares of Common Stock. Giroir & Gregory, Professional Association, Little Rock, Arkansas, has acted as counsel to the Underwriters with respect to certain legal matters in connection with this offering.

                                    EXPERTS

     The consolidated financial statements of Esmor Correctional Services, Inc. and subsidiaries as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement on Form S-1 with the Commission in Washington, D.C., in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or copies thereof obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                                    CONTENTS

                                                                                       PAGE
                                                                                       -----
Report of Independent Certified Public Accountants...................................    F-2
Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
     (Unaudited).....................................................................    F-3
  Consolidated Statements of Operations (for the Years Ended December 31, 1993, 1994
     and 1995, and the Three Months Ended March 31, 1995 and 1996 (Unaudited)........    F-4
  Consolidated Statement of Stockholders' Equity (for the Year Ended December 31,
     1993, 1994 and 1995, and the Three Months Ended March 31, 1996 (Unaudited)......    F-5
  Consolidated Statements of Cash Flows (for the Years Ended December 31, 1993, 1994
     and 1995, and the Three Months Ended March 31, 1995 and 1996 (Unaudited)........    F-6
  Notes to Consolidated Financial Statements.........................................    F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Esmor Correctional Services, Inc.

     We have audited the accompanying consolidated balance sheets of Esmor Correctional Services, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esmor Correctional Services, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

New York, New York
March 1, 1996 (Except for Note L,
  as to which the date is March 6, 1996)

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                          -------------------------    MARCH 31,
                                                             1994          1995          1996
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
                                      ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............................  $   308,446   $ 3,756,748   $   451,080
  Restricted cash.......................................           --       750,000       750,000
  Accounts receivable...................................    4,804,014     3,374,229     3,058,240
  Prepaid expenses and other............................      640,643     1,415,306       697,794
                                                          -----------   -----------   -----------
          Total current assets..........................    5,753,103     9,296,283     4,957,114
BUILDING, EQUIPMENT AND LEASEHOLD IMPROVEMENTS -- AT
  COST, NET.............................................    7,518,001     6,689,184    10,887,193
EQUIPMENT AND LEASEHOLD IMPROVEMENTS UNDER AGREEMENT FOR
  SALE..................................................           --     4,507,882     4,657,882
OTHER ASSETS
  Deferred development and start-up costs, net..........    1,061,671     2,266,409     2,262,679
  Deferred income taxes.................................           --       600,000       600,000
  Other.................................................      185,562       760,769       722,702
                                                          -----------   -----------   -----------
                                                          $14,518,337   $24,120,527   $24,087,570
                                                           ==========    ==========    ==========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities..............  $ 2,639,515   $ 3,535,165   $ 3,542,133
  Current portion of long-term debt.....................    1,757,384     1,221,022     1,227,545
                                                          -----------   -----------   -----------
          Total current liabilities.....................    4,396,899     4,756,187     4,769,678
LONG-TERM DEBT..........................................    3,028,020     4,000,000     3,921,151
SUBORDINATED PROMISSORY NOTES...........................           --     5,362,295     5,318,227
COMMITMENTS AND CONTINGENCIES...........................           --            --            --
STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued and outstanding............           --            --            --
  Common stock, $.01 par value, 10,000,000 shares
     authorized, 4,407,828, 4,911,688 and 4,922,468
     shares issued and outstanding as of 1994, 1995 and
     March 31, 1996, respectively.......................       44,079        49,117        49,224
  Additional paid-in capital............................    5,616,456     9,479,436     9,545,076
  Retained earnings.....................................    1,432,883       473,492       484,214
                                                          -----------   -----------   -----------
                                                            7,093,418    10,002,045    10,078,514
                                                          -----------   -----------   -----------
                                                          $14,518,337   $24,120,527   $24,087,570
                                                           ==========    ==========    ==========

        The accompanying notes are an integral part of these statements.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                   ----------------------------------------   -----------------------
                                      1993           1994          1995          1995         1996
                                   -----------    -----------   -----------   ----------   ----------
                                                                                    (UNAUDITED)
Revenues
  Resident fees..................  $14,062,059    $23,655,226   $30,482,683   $7,878,123   $6,948,544
  Other income...................       39,135        617,763     1,069,469      244,881      219,208
                                   -----------    -----------   -----------   ----------   ----------
                                    14,101,194     24,272,989    31,552,152    8,123,004    7,167,752
                                   -----------    -----------   -----------   ----------   ----------
Expenses
  Operating......................    8,651,275     14,899,192    19,731,797    4,920,017    4,897,231
  General and administrative.....    3,578,738      6,695,599     9,938,344    2,315,030    2,038,660
  Interest.......................       30,786        133,315       761,702       97,974      213,139
  New Jersey facility closure
     costs.......................           --             --     2,609,700           --           --
                                   -----------    -----------   -----------   ----------   ----------
                                    12,260,799     21,728,106    33,041,543    7,333,021    7,149,030
                                   -----------    -----------   -----------   ----------   ----------
          Earnings (loss) before
            income taxes.........    1,840,395      2,544,883    (1,489,391)     789,983       18,722
Income tax expense (benefit).....      736,000      1,002,000      (530,000)     325,000        8,000
                                   -----------    -----------   -----------   ----------   ----------
          NET EARNINGS (LOSS)....  $ 1,104,395(1) $ 1,542,883   $  (959,391)  $  464,983   $   10,722
                                    ==========     ==========    ==========    =========    =========
Net earnings (loss) per common
  share..........................  $       .34(1) $       .35   $      (.21)  $      .10   $     0.00
                                    ==========     ==========    ==========    =========    =========
Weighted average shares
  outstanding....................    3,281,250      4,394,734     4,552,707    4,638,920    4,914,176
                                    ==========     ==========    ==========    =========    =========

- ---------------

(1) Net earnings and earnings per share for 1993 are shown on a pro forma basis to reflect income taxes which were not applicable under the Company's prior Subchapter S Corporation status.

        The accompanying notes are an integral part of these statements.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                               ADDITIONAL
                                          COMMON    CAPITAL     PAID-IN      RETAINED
                                           STOCK     STOCK      CAPITAL      EARNINGS       TOTAL
                                          -------   --------   ----------   ----------   -----------
BALANCE AT JANUARY 1, 1993..............            $ 21,000   $1,934,429   $ (874,309)  $ 1,081,120
Net earnings............................                                     1,840,395     1,840,395
Cash distributions to stockholders......                                      (910,000)     (910,000)
Noncash distributions to stockholders...                                       (87,000)      (87,000)
Investment in Esmor Houston, Inc........               1,000           --           --         1,000
                                          -------   --------   ----------   ----------   -----------
BALANCE AT JANUARY 1, 1994..............              22,000    1,934,429      (30,914)    1,925,515
Common stock issuance...................  $33,583    (22,000)   4,093,437           --     4,105,020
5% common stock dividend................    1,680         --       (1,680)          --            --
Combined deficit of affiliated companies
  prior to recapitalization of
  Company...............................       --         --      (30,914)      30,914            --
Cash distributions paid prior to
  recapitalization of Company...........       --         --     (480,000)          --      (480,000)
Five-for-four common stock split........    8,816         --       (8,816)          --            --
Net earnings............................       --         --      110,000    1,432,883     1,542,883
                                          -------   --------   ----------   ----------   -----------
BALANCE AT DECEMBER 31, 1994............   44,079         --    5,616,456    1,432,883     7,093,418
Exercise of stock options...............       70         --       33,250           --        33,320
Common stock issuance...................    4,968         --    3,464,730           --     3,469,698
Issuance of warrants with subordinated
  promissory notes......................       --         --      365,000           --       365,000
Net loss................................       --         --           --     (959,391)     (959,391)
                                          -------   --------   ----------   ----------   -----------
BALANCE AT DECEMBER 31, 1995............   49,117         --    9,479,436      473,492    10,002,045
Exercise of warrants (unaudited)........      107                  65,640           --        65,747
Net earnings (unaudited)................                                        10,722        10,722
                                          -------   --------   ----------   ----------   -----------
BALANCE AT MARCH 31, 1996 (UNAUDITED)...  $49,224   $     --   $9,545,076   $  484,214   $10,078,514
                                          =======   ========    =========    =========    ==========

         The accompanying notes are an integral part of this statement.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                         --------------------------------------   -------------------------
                                                            1993         1994          1995          1995          1996
                                                         ----------   -----------   -----------   -----------   -----------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net (loss) earnings..................................  $1,840,395   $ 1,542,883   $  (959,391)  $   464,983   $    10,722
  Adjustments to reconcile net earnings (loss) to net
    cash provided by (used in) operating activities
    Depreciation and amortization......................     243,445       776,255     1,168,850       479,896       155,754
    Write-off of bad debt..............................      66,000            --            --            --            --
    Amortization of subordinated promissory note
      discount.........................................          --            --        50,695            --        22,306
    New Jersey facility asset impairment...............          --            --     1,471,424            --            --
    New Jersey deferred development costs writedown....          --            --       416,201            --            --
    Amortization of deferred loan costs................          --       111,854       127,568            --        63,729
    Deferred income tax benefit........................          --            --      (600,000)      (85,000)
    Changes in operating assets and liabilities
      Accounts receivable..............................    (570,813)   (3,148,806)    1,429,785     1,004,074       315,989
      Prepaid expenses and other.......................    (188,187)     (269,641)     (774,644)     (311,861)      717,512
      Advances and unearned revenue....................    (613,649)           --            --            --            --
      Accounts payable and accrued liabilities.........     980,002       785,258       895,650     1,022,354         6,964
      Reserve for New Jersey facility carrying costs...          --            --            --            --      (150,000)
                                                         ----------   -----------   -----------   -----------   -----------
        Net cash provided by (used in) operating
          activities...................................   1,757,193      (202,197)    3,226,138     2,574,446     1,142,976
                                                         ----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Capital expenditures.................................    (116,497)   (7,693,761)   (6,110,693)   (1,623,728)   (3,763,144)
  Development and start-up costs.......................    (698,543)     (401,772)   (1,824,268)     (350,906)     (584,889)
  Proceeds from related company........................     320,000            --            --            --            --
  Payments to related company..........................    (338,000)           --            --            --            --
  Other assets.........................................     (71,763)           --            --            --            --
  Increase in unexpended construction funds............          --            --      (750,000)           --            --
                                                         ----------   -----------   -----------   -----------   -----------
        Net cash used in investing activities..........    (904,803)   (8,095,533)   (8,684,961)   (1,974,634)   (4,348,033)
                                                         ----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Investments by stockholders..........................       1,000            --            --            --            --
  Proceeds from issuance of common stock...............          --     4,105,020     3,469,698            --            --
  Proceeds from long-term borrowing....................          --     4,078,261     1,500,000       925,000        17,421
  Payments on long-term borrowings.....................          --      (242,857)   (1,282,715)     (202,177)      (65,500)
  Proceeds (payments) on short-term debt...............     726,848       (15,198)      218,333      (950,000)      (89,746)
  Issuance of subordinated promissory notes and
    warrants...........................................          --            --     5,676,600            --            --
  Debt issuance costs..................................          --            --      (652,101)           --            --
  Proceeds from exercise of stock options and
    warrants...........................................          --            --        33,320            --        64,874
  Other assets.........................................    (717,115)      469,924       (56,010)      (41,173)      (27,662)
  Distributions to stockholders........................    (910,000)     (480,000)           --            --            --
                                                         ----------   -----------   -----------   -----------   -----------
        Net cash provided by financing activities......    (899,267)    7,915,150     8,907,125      (268,350)     (100,613)
                                                         ----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...     (46,877)     (382,580)    3,448,302       331,462    (3,305,670)
Cash and cash equivalents at beginning of year.........     737,903       691,026       308,446       308,446     4,506,749
                                                         ----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of year...............  $  691,026   $   308,446   $ 3,756,748   $   639,908   $ 1,201,079
                                                          =========    ==========    ==========    ==========    ==========
Supplemental disclosures of cash flows information:
  Cash paid during the year for
    Interest...........................................  $   31,000   $   179,500   $   602,700   $    83,246   $   218,740
    Income taxes.......................................          --   $   927,800   $   789,500   $    67,489   $    23,385

Supplemental disclosure of noncash activity:

     The valuation of the warrants issued, $365,000, with the subordinated promissory notes in 1995 are included in Additional Paid-in Capital.

        The accompanying notes are an integral part of these statements.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Esmor Correctional Services, Inc. and Subsidiaries operate and manage detention and correctional facilities for Federal, state and local government agencies.

  1. Principles of Consolidation

     The consolidated financial statements include the accounts of Esmor Correctional Services, Inc. and its wholly-owned subsidiaries, Esmor, Inc., Esmor Management, Inc., Esmor Brooklyn, Inc., Esmor Seattle, Inc., Esmor Manhattan, Inc., Esmor Mansfield, Inc., Esmor Houston, Inc., Esmor New Jersey, Inc., Esmor Ft. Worth, Inc., Esmor Canadian, Inc. and Esmor Travis, Inc. (collectively the "Company" or the "Esmor companies"). All significant intercompany balances and transactions have been eliminated.

  2. Revenue Recognition

     Revenue is recognized at the time the service is provided. Revenues are principally derived from government agencies. The Company's accounts receivable balance is considered fully collectible based on historical experience and management's current evaluation. Accordingly, no allowance for doubtful accounts has been provided in the accompanying financial statements.

  3. Building, Equipment and Leasehold Improvements

     Building, equipment and leasehold improvements are carried at cost. Depreciation of building is computed under the straight-line method over a 20 year period. Depreciation of equipment is computed under the straight-line method over a five-year period. Leasehold improvements are being amortized over periods ranging from five to ten years.

  4. Deferred Development and Start-up Costs

     Deferred development costs consist of costs that can be directly associated with a specific anticipated contract and, if the recoverability from that contract is probable, they are deferred until the anticipated contract has been awarded. At the commencement of operations of the facility, the deferred development costs are amortized over the life of the contract (including option periods) as development costs. Costs of unsuccessful or abandoned contracts are charged to expense when their recovery is not considered probable. Facility start-up costs are incurred in connection with the opening of new facilities. These costs are capitalized from the date of award until commencement of operations, at which time they are amortized on a straight-line basis over the term (including option periods) ranging from one to five year periods of the government contracts.

  5. Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109") in 1994. The standards for SFAS No. 109 required that the Company utilize an asset and liability approach for financial accounting and reporting for income taxes. The primary objectives of accounting for income taxes under SFAS 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset based on management's assessment of the tax consequences of events that have been reflected in the Company's consolidated financial statements. The adoption of SFAS No. 109 had an insignificant effect on the Company's financial statements.

     Prior to 1994 the Company was a Subchapter S Corporation. As such, the Company's taxable income was includable in the individual income tax returns of its shareholders for federal and certain state income tax purposes. The statement of operations for the year ended December 31, 1993 reflects the pro forma effect on

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

income taxes as if the Company's earnings had been subjected to federal and state income taxes as a C Corporation.

  6. Earnings (Loss) Per Share

     The computation of net earnings (loss) per common share is based upon the weighted average number of common shares outstanding during the year plus common stock equivalents representing shares issuable upon the assumed exercise of stock options and warrants. Common stock equivalents were not included for the year ended December 31, 1995, as their effect would be anti-dilutive. The Company is contemplating an offering in the amount of approximately $32,000,000, from which proceeds will be used to retire approximately $5,149,000 of debt (See Note N). The supplementary pro forma earnings (loss) per common share for the year ended December 31, 1995 and three months ended March 31, 1996 as if this debt has been retired at the beginning of the respective period, would be $(.14) and $.02 per share (assuming 4,960,713 and 5,235,969 weighted average common shares outstanding).

  7. Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

     Restricted cash of $750,000 represents a final payment to be made in 1996 to a contractor for the completion of the Phoenix, Arizona facility.

  8. Reclassifications

     Certain reclassifications have been made to the 1994 balances to conform to the 1995 presentation.

  9. Use of Estimates in Consolidated Financial Statements

     In preparing consolidated financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect the variances, if any, to have a material effect on the consolidated financial statements. For discussion of the realization of Equipment and Leasehold Improvements Under Agreement for Sale, see Note L.

  10. Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of

     The Company has adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). The standards for SFAS No. 121 require that the Company recognize and measure impairment losses of long-lived assets and certain identifiable intangibles and to value long-lived assets to be disposed of. The primary objectives under SFAS No. 121 are to (a) recognize an impairment loss of an asset whenever events or changes in circumstances indicate that its carrying amount may not be recoverable or (b) if planning to dispose of long-lived assets or certain identifiable intangibles, such assets have been reflected in the Company's consolidated financial statements at the net asset value less cost to sell. The effect of adopting SFAS 121 was not considered material to the consolidated financial statements.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  11. Interim Financial Statements

     Information in the accompanying consolidated financial statements and notes to the consolidated financial statements for the interim periods is unaudited. The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.

  12. Impact of new accounting standard

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123's accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions related to stock options granted to employees and accordingly, will continue following APB No. 25's accounting provisions. All other requirements of SFAS No. 123 were implemented on January 1, 1996 and are not expected to have a material effect on the Company's financial statements.

NOTE B -- CONTRACTUAL AGREEMENTS WITH GOVERNMENT AGENCIES

     The Company currently operates eleven secure and non-secure corrections or detention programs in the states of Florida, New York, Texas and Washington for Federal, state and local government agencies. The Company has entered into agreements with the state of Arizona, whereby operations are scheduled to commence in April 1996, and the state of Florida, whereby operations are scheduled to commence in the first quarter of 1997. The Company's secure facilities include a detention and processing center for illegal aliens, intermediate sanction facilities for parole violators and a shock incarceration facility, which is a military style "boot camp" for youthful offenders. Non-secure facilities include residential programs such as community corrections facilities for federal and state offenders serving the last six months of their sentences and non-residential programs such as home confinement supervision.

     The Company is compensated on the basis of the number of offenders held in each of its facilities. The Company's contracts may provide for fixed per diem rates or monthly fixed rates. Some contracts also provide for minimum guarantees.

     The terms of each contract vary and can be from one to five years. Contracts for more than one year have renewal options which either are exercisable on mutual agreement between the Company and the government agency or are exercisable by the government agency alone.

NOTE C -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. For the Company, financial instruments consist principally of cash and cash equivalents, subordinated promissory notes and long-term debt.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  1. Cash and Cash Equivalents

     The carrying amount reasonably approximates fair value because of the short maturity of those instruments.

  2. Subordinated Promissory Notes and Long-Term Debt

     The fair value of the Company's subordinated promissory notes and long-term debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

                                                                                       MARCH 31,
                                         YEAR ENDED DECEMBER 31,                         1996
                            -------------------------------------------------   -----------------------
                                     1994                      1995
                            -----------------------   -----------------------         (UNAUDITED)
                             CARRYING       FAIR       CARRYING       FAIR       CARRYING       FAIR
                              AMOUNT       AMOUNT       AMOUNT       AMOUNT       AMOUNT       AMOUNT
                            ----------   ----------   ----------   ----------   ----------   ----------
Cash and cash
  equivalents.............  $  308,000   $  308,000   $4,507,000   $4,507,000   $1,201,080   $1,201,080
Long-term debt............  $4,785,000   $4,785,000   $5,221,000   $5,221,000   $5,148,696   $5,148,696
Subordinated promissory
  notes...................          --           --   $5,362,000   $5,362,000   $5,318,227   $5,318,227

NOTE D -- PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of the following:

                                                              DECEMBER 31,
                                                          ---------------------    MARCH 31,
                                                            1994        1995          1996
                                                          --------   ----------   ------------
                                                                                  (UNAUDITED)
    Prepaid insurance...................................  $393,605   $  190,754    $   159,905
    Prepaid real estate taxes...........................   126,174      122,473        101,039
    Prepaid and refundable income taxes.................        --      665,878        269,280
    Other...............................................   120,864      436,201        167,570
                                                          --------   ----------   ------------
                                                          $640,643   $1,415,306    $   697,794
                                                          ========    =========      =========

NOTE E -- BUILDING, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Building, equipment and leasehold improvements, at cost, consist of the following:




                                                             DECEMBER 31,          MARCH 31,
                                                        -----------------------       1996
                                                           1994         1995      ------------
                                                        ----------   ----------   (UNAUDITED)
    Building..........................................  $       --   $5,205,610   $  9,178,744
    Equipment.........................................   3,477,778    1,138,276      1,465,985
    Leasehold improvements............................   4,962,912    1,000,678      1,009,037
                                                        ----------   ----------   ------------
                                                         8,440,690    7,344,564     11,653,766
    Less accumulated depreciation.....................    (922,689)    (655,380)      (766,573)
                                                        ----------   ----------   ------------
                                                        $7,518,001   $6,689,184   $ 10,887,193
                                                         =========    =========     ==========

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Depreciation expense for the years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1995 and 1996 was approximately $113,000, $639,000, $1,040,000, $418,000 (unaudited) and $102,000 (unaudited), respectively.

NOTE F -- OTHER ASSETS

     Deferred development and start-up costs are comprised of the following:

                                                            DECEMBER 31,
                                                       -----------------------      MARCH 31,
                                                          1994         1995            1996
                                                       ----------   ----------     ------------
                                                                                   (UNAUDITED)
    Development costs................................  $  874,286   $2,200,943      $ 1,794,406
    Start-up costs...................................     425,043      354,880          739,168
                                                       ----------   ----------     ------------
                                                        1,299,329    2,555,823        2,533,574
    Less accumulated amortization....................    (237,658)    (289,414)        (270,895)
                                                       ----------   ----------     ------------
                                                       $1,061,671   $2,266,409      $ 2,262,679
                                                        =========    =========        =========

     The March 31, 1996 and December 31, 1995 balance of $2,262,679 (unaudited) and $2,266,409, respectively includes development costs of $48,500 related to unawarded contracts.

     Other assets consist of the following:

                                                             DECEMBER 31,
                                                          -------------------      MARCH 31,
                                                            1994       1995          1996
                                                          --------   --------     -----------
                                                                                  (UNAUDITED)
    Deferred refinancing costs..........................  $ 43,946   $587,424      $ 537,384
    Deposits............................................        --    125,773        142,748
    Deferred lease option costs.........................    40,000     34,664         32,663
    Other...............................................   101,616     12,908          9,907
                                                          --------   --------     -----------
                                                          $185,562   $760,769      $ 722,702
                                                          ========   ========      =========

     Amortization expense of deferred development and start-up costs for the years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1995 and 1996 was approximately $130,000, $137,000, $120,000, $62,000
(unaudited) and $51,000 (unaudited), respectively.

NOTE G -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following:

                                                              DECEMBER 31,
                                                         -----------------------   MARCH 31,
                                                            1994         1995         1996
                                                         ----------   ----------   ----------
                                                                                   (UNAUDITED)
    Accounts payable...................................  $1,289,334   $1,324,963   $1,654,411
    Accrued expenses...................................     509,812    1,722,848    1,183,220
    Payroll and related taxes..........................     357,956      284,633      517,066
    Construction costs (including retainage)...........     349,683      120,120      120,120
    Income taxes.......................................     132,730       82,601       67,316
                                                         ----------   ----------   ----------
                                                         $2,639,515   $3,535,165   $3,542,133
                                                          =========    =========    =========

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- DEBT

     Effective December 31, 1995, the Company and NationsBank, N.A. entered into a loan and security agreement totaling $11.0 million expiring on January 15, 1998. The agreement consists of $5 million term loan at a fixed rate of 8.92%, which refinanced previous debt with another bank, and a $6 million revolving line of credit for working capital purposes. The term loan is repayable in monthly installments of $83,333 until the facility's expiration date, at which time the remaining balance is due. Borrowings under the revolver are based, at the Company's option, on .75% over the bank's prime rate or the London International Bank Rate (LIBOR) plus 3.35%. After September 30, 1996 the interest rate charged under either method will be based on the Company's financial performance as specified in the agreement. Further, the Company is required to pay an annual commitment fee of .25% of the average unused portion of the facility. The Company may prepay any borrowings without interest or penalty. The Company's subsidiaries have guaranteed the Company's obligation under the agreement. The Company has granted the bank a first priority security interest in all of its assets, including a first real estate mortgage on the land and building to be used for its Phoenix, Arizona facility. The lending agreement contains certain financial covenants including a debt service coverage ratio and a senior liabilities to tangible net worth and subordinated debt ratio. The Company was not in compliance with its debt service coverage ratio as of March 31, 1996. NationsBank, N.A. has agreed to waive this covenant for March 31, 1996, and amend the debt service coverage ratio covenant under the agreement. The agreement precludes the payment of dividends and stock repurchase or redemptions prior to December 31, 1996. Thereafter, such dividends, purchase or redemptions is limited to 10% of the Company's net earnings after taxes provided that the Company is in compliance with the above-noted financial covenants.

     Through a series of transactions that closed in July, August and September 1995, the Company issued 5,676.6 units at $1,000 per unit, in a private placement of its securities ("1995 Private Placement"). Each unit consists of
(i) a 10% subordinated promissory note due July 31, 1998 in the principal amount of $1,000, interest payable quarterly and (ii) a four year warrant to purchase 154 shares of common stock at $7.75 per share. The Company received gross proceeds of $5,676,600 in connection with the 1995 Private Placement and recorded the market value of the warrants, $365,000, as promissory note discount amortized over three years. The net proceeds from such issuance are being used to construct and renovate its Phoenix, Arizona facility.

     The Company's prior revolving credit and term loan agreement dated July 18, 1994, with a bank, provided the Company with maximum borrowings of $5,000,000, at the bank's prime rate plus 1% per annum, in the form of: (i) a $1,000,000 revolving credit agreement expiring July 28, 1996 and (ii) a $4,000,000 term loan agreement with the outstanding principal payable in monthly installments through August 31, 1999. The Company had granted the prior bank a first priority security interest in all of its assets. On March 24, 1995, the Company entered into a $1,500,000 project loan and term loan agreement with a bank. Proceeds from the loan were used to finance the cost of construction of the Company's Canadian, Texas facility. As noted above, these loans have been repaid in full by the loan and security agreement with NationsBank, N.A.

     On July 28, 1995, the Company entered into an agreement with the bank under which this bank (i) waived its right to declare the revolving credit and term loan agreement dated July 28, 1994 and the project loan and term loan agreement dated March 24, 1995 in default in the event of the expiration of the Company's Elizabeth, New Jersey contract with the United States Department of Justice, Immigration and Naturalization Services ("INS"), and (ii) consented to the Company's 1995 Private Placement, see above. In addition, the Company granted the prior bank a first priority deed of trust, assignment of rents and security interest on its Phoenix, Arizona facility and the assignment of leases and rents on its Elizabeth, New Jersey facility. Pursuant to the agreement, the maturity date of the term loan agreements became July 1, 1997, payable in monthly installments of $92,000 with the balance due July 1, 1997. Under the agreement, the Company prepaid $250,000 of the term loans in September 1995. In connection with the agreement, the

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

President and Executive Vice President gave limited personal guarantees, not to exceed $1,200,000 each. On December 31, 1995, the term loan, revolving line of credit and project loan agreements were paid in full by the loan and security agreement with NationsBank, N.A.

     Borrowings under the long-term debt and revolving line of credit agreements consist of the following:

                                                            DECEMBER 31,
                                                       -----------------------     MARCH 31,
                                                          1994         1995           1996
                                                       ----------   ----------     ----------
                                                                                   (UNAUDITED)
    Term loans.......................................  $4,785,404   $5,000,000     $4,925,696
    Revolving line of credit.........................          --      221,022        223,000
                                                       ----------   ----------     ----------
                                                        4,785,404    5,221,022      5,148,696
    Less
      Current maturities.............................   1,757,384    1,221,022      1,227,545
                                                       ----------   ----------     ----------
                                                       $3,028,020   $4,000,000     $3,921,151
                                                        =========    =========      =========

     Aggregate maturities of long-term debt as of December 31, 1995 are as follows:

          1996.........................................................  $1,221,022
          1997.........................................................   1,000,000
          1998.........................................................   3,000,000
                                                                         ----------
                                                                         $5,221,022
                                                                          =========

NOTE I -- RENTAL AGREEMENTS

     Minimum rental commitments under non-cancelable leases as of December 31, 1995, are as follows:

                            YEAR ENDING                                           RELATED
                            DECEMBER 31,                            TOTAL        COMPANIES
                           -------------                          ----------     ----------
       1996.....................................................  $1,770,000     $1,080,000
       1997.....................................................   1,735,000      1,080,000
       1998.....................................................   1,670,000      1,080,000
       1999.....................................................     980,000        600,000
       2000.....................................................     700,000        600,000
       Thereafter...............................................     200,000        200,000
                                                                  ----------     ----------
                                                                  $7,055,000     $4,640,000
                                                                   =========      =========

     The Company leases one of its facilities from a related party under a sublease arrangement, which expires April 30, 2000. The Company has a five-year option to renew this sublease arrangement. A portion of this building and annex are occupied by residential and commercial tenants.

     The Company leases another building from a related party. The lease commenced January 1, 1994 and expires December 31, 1998. Thereafter, the Company has three successive five-year options to renew. In addition to the base rent, the Company pays taxes, insurance, repairs and maintenance on this building.

     Rental expense for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 aggregated $1,360,000, $1,428,000, $1,510,000, $395,000 (unaudited) and $351,000 (unaudited) respectively, and is included in general and administrative expenses. Rent expense to related companies aggregated $1,218,000, $966,000, $1,038,000 and $246,000 (unaudited)
and $242,000 (unaudited) for the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, respectively.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE J -- INCOME TAXES

     The income tax expense (benefit) consists of the following:

                                                   DECEMBER 31,                   MARCH 31,
                                        -----------------------------------   -----------------
                                           1993         1994        1995        1995      1996
                                        ----------   ----------   ---------   --------   ------
                                                                                 (UNAUDITED)
    Current:
      Federal.........................  $  625,000   $  800,000   $ (42,000)  $337,000   $   --
      State and local.................     111,000      202,000     112,000     73,000    8,000
    Deferred
      Federal, state and local........          --           --    (600,000)   (85,000)      --
                                        ----------   ----------   ---------   --------   ------
                                        $  736,000   $1,002,000   $(530,000)  $325,000   $8,000
                                         =========    =========   =========   ========   ======

     The Company's effective income tax rate differs from the Federal statutory income tax rate primarily due to the effects of state and local income taxes.

     Deferred income taxes reflect the tax effected impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The components of the Company's deferred tax assets are summarized as follows:

                                                            DECEMBER 31,
                                                        ---------------------      MARCH 31,
                                                          1994         1995          1996
                                                        --------     --------     -----------
                                                                                  (UNAUDITED)
    Depreciation......................................  $ 27,000     $466,000      $ 466,000
    Vacation accrual..................................    42,000       52,000         52,000
    Development costs.................................        --       42,000         42,000
    Accrued expenses..................................        --       70,000         70,000
    Other.............................................        --      (30,000)       (30,000)
                                                        --------     --------     -----------
                                                          69,000      600,000        600,000
    Valuation allowance...............................   (69,000)          --             --
                                                        --------     --------     -----------
                                                        $     --     $600,000      $ 600,000
                                                        ========     ========      =========

     The Company, after considering its previous pattern of profitability, excluding the New Jersey facility charge, and its anticipated future taxable income, believes it is more likely than not that the deferred tax assets will be realized.

NOTE K -- STOCKHOLDERS' EQUITY

     On August 4, 1994, the Company's Board of Directors declared a 5% stock dividend payable on September 16, 1994 to stockholders of record on September 2, 1994. On March 8, 1995, the Company's Board of Directors authorized a five-for-four stock split in the form of a 25% stock dividend payable on April 5, 1995 to stockholders of record on March 23, 1995. All references in the financial statements to average number of shares outstanding, per share amounts and stock option data for prior periods presented have been restated to reflect the 5% stock dividend and five-for-four stock split.

     During September 1995, the Company completed the private placement of 496,807 shares of common stock at $7.75 per share. The Company received gross proceeds of $3,850,254, net of issuance costs of $380,556. The net proceeds are being used for its Phoenix, Arizona facility.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On February 2, 1994, the Company completed a public offering of 833,333 shares of common stock. The net proceeds received by the Company after deducting applicable issuance costs and expenses aggregated $4,105,020. In connection with the public offering, the Company sold to the representative of the underwriters, for a nominal sum, warrants to purchase from the Company 109,375 shares of common stock. The warrants are exercisable for a period of four years commencing February 2, 1995 at an exercise price of 107% of the initial public offering price ($4.76), increasing to 114% of the initial public offering price on February 2, 1996, 121% of the initial public offering price on February 2, 1997 and 128% of the initial public offering price on February 2, 1998. As of March 31, 1996 all of the warrants remain outstanding.

     In connection with the 1995 Private Placement, the Company sold to the agent for the private placement, for a nominal sum, warrants to purchase from the Company 119,362 share of common stock. The warrants are exercisable for a period of five years commencing September 15, 1995 at an exercise price of $10.00. As of March 31, 1996 all of the warrants remain outstanding.

     In connection with the 1995 Private Placement, warrants issued with units totalled 874,198 which are exercisable at $7.75 per share. At December 31, 1995 and March 31, 1996 warrants outstanding totalled 874,198 and 868,418 (unaudited), respectively. (See Note H).

NOTE L -- COMMITMENTS AND CONTINGENCIES

  1. New Jersey Facility Closure

     Due to a disturbance at the Company's Elizabeth, New Jersey facility on June 18, 1995, the facility was closed and all detainees located therein were moved by the INS to other facilities. The INS has extended the time it has to exercise its renewal option under the contract in anticipation of the agreement described below. To date the INS has not exercised its renewal option for its contract.

     On December 15, 1995, the Company and a publicly-traded company (the "Buyer") which also operates and manages detention and correctional facilities, entered into an asset purchase agreement whereby the Buyer purchased for $6,223,000 the equipment, inventory and supplies, contract rights and records, leasehold and land improvements of the Company's New Jersey facility. The purchase price will be payable in monthly non-interest bearing installments of $123,000 following the month that the Buyer commences operations under the present INS contract through August 1, 1999. The remaining balance due after August 1, 1999, shall be payable if and only if the INS extends its contract for an additional five year period and shall be due within 30 days of the exercise by the INS of its renewal option. On June 13, 1996 the Company, the Buyer and the INS executed a Novation Agreement whereby the Buyer became the Company's successor in interest in and to the contract with the INS. In addition, the Company's lease agreement on the New Jersey facility was assigned to the Buyer.

     The Equipment and Leasehold Improvements Under Agreement for Sale reflected in the balance sheet at December 31, 1995, and March 31, 1996 represents the fair value of the consideration to be received of $4,507,882 and $4,657,882 (unaudited), respectively ($6,223,000 discounted using an interest rate of 11.5% per annum) reduced by the agreement's estimated closing costs (legal and consulting) and the facility's estimated carrying costs of $300,000 (at December 31, 1995) and $150,000 (at March 31, 1996) through July 1, 1996, the expected transfer date. The statement of operations for 1995 reflects a provision, "New Jersey facility closure costs," of $2,609,700 which represents $416,201 from the write-off of deferred development costs related to the facility and $2,193,499 resulting from the adjustment of the carrying value of the related assets discussed above. During the three months ended March 31, 1996 the reserve for carrying and closing costs were reduced by approximately $150,000 of cash payments for rent and other carrying and closing costs.

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     There can be no assurance that the INS will extend the contract beyond August 1, 1999. The ultimate realization of the carrying costs and the gross minimum rental commitment of this facility of $1,080,000, is not certain at this time; accordingly, the consolidated financial statements do not include any additional adjustments than discussed above that might result from the outcome of this uncertainty.

  2. Legal Matters

     A former employee of the Company filed suit in the United States District Court, Southern District of New York in May 1993, claiming that he was intentionally assaulted by employees of Esmor Management, Inc. This employee alleges six causes of action, claiming, among other things, that he was deprived of due process and equal protection and is claiming $5,000,000 in damages on each of his six causes of action. The Company believes such claims to be without merit and is vigorously defending this action. The ultimate outcome of the lawsuit cannot be determined at this time, and accordingly, no adjustment has been made to the consolidated financial statements.

     On January 25, 1996 a lawsuit was filed with the Supreme Court of New York on a matter, James Smith vs. Esmor, Inc. The plaintiff, a former Esmor employee, claims sexual harassment and discrimination, as well as physical assault, rape and negligent screening of employees. Total damage sought by plaintiff amount to $4,000,000 plus attorney fees. The Company believes that such claims to be without merit and intends to vigorously defend itself in this action. The ultimate outcome of the lawsuit cannot be determined at this time, and accordingly, no adjustment has been made in the consolidated financial statements.

     On March 6, 1996, Samson Brown, et. al. v. Esmor Correctional Services, Inc., et. al., was filed in the Supreme Court of the State of New York, County of Bronx. Plaintiffs claim on behalf of themselves and others similarly situated, personal injuries and property damage purportedly caused by negligence and intentional acts of the Company. The lawsuit claims $500,000,000 each for compensatory and punitive damages. The Company intends to vigorously defend itself in this action. The Company has notified its insurance carrier and has requested indemnity and defense. The ultimate outcome of the lawsuit cannot be determined at this time, and accordingly, no adjustment has been made to the consolidated financial statements.

     The Company is subject to claims and suits in the ordinary course of business. Management believes that the ultimate outcome of all such proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.

  3. Contracts

     Renewal of government contracts (Note B) is subject to, among other things, appropriations of funds by the various levels of government involved (Federal, state or local). Also, several contracts contain provisions whereby the Company may be subject to audit by the government agencies involved. These contracts also generally contain "termination for the convenience of the government" and "stop work order" clauses which generally allow the government to terminate a contract without cause. In the event one of the Company's larger contracts is terminated, it may have a material adverse effect on the Company's operations.

  4. Officers' Compensation

     Effective February 9, 1994, the President and Executive Vice President entered into five-year employment agreements. Annual compensation increases are based on the Consumer Price Index. In addition, the President will receive an annual bonus of five percent of pre-tax earnings greater than $1,000,000, not to exceed $200,000.

     In January 1996, the Company entered into three-year employment agreements with its Chief Operating Officer and Executive Vice President -- Finance. Pursuant to the terms of the employment agreement, each executive was granted an option to purchase 100,000 shares of common stock. The option was granted at the

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

fair market value of the stock on the date of grant which was $8.875 per share. The options are exercisable as follows: one-third on the date of grant, one-third one year from the date of grant and the remaining one-third two years from the date of grant.

     Compensation to such officers aggregated $265,000, $280,000, $294,000, $73,000 (unaudited), and $75,000 (unaudited) for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively.

  5. Other

     Approximately 99.7%, 97.5% and 96.6% and of the Company's revenues for the years ended December 31, 1993, 1994 and 1995, respectively, relate to amounts earned from Federal, state and local contracts. The Company's contracts with government agencies where revenues exceeded 10% of the Company's total consolidated revenues were with the U. S. Bureau of Prisons, INS, the New York State Department of Corrections, and the Texas Department of Criminal Justice.

  6. Phoenix, Arizona Facility -- Renovation Costs to Complete

     At December 31, 1995 and March 31, 1996, the Company has incurred approximately $604,000 and $4,330,000 (unaudited) for the renovation of the Phoenix, Arizona facility. Total anticipated construction costs upon completion approximate $4,516,000. In addition, the Company has restricted cash of $750,000 for the final payment of the renovation costs of this facility.

NOTE M -- STOCK OPTIONS

     In October 1993, the Company adopted a stock option plan (the "Stock Option Plan"). This plan provides for the granting of both: (i) incentive stock options to employees and/or officers of the Company and (ii) nonqualified options to consultants, directors, employees or officers of the Company. The total number of shares which may be sold pursuant to options granted under the stock option plan is 500,000. The Company, in June 1994, adopted a Non-employee Directors Stock Option Plan, which provides for the grant of nonqualified options to purchase up to 196,875 shares of the Company's common stock.

     Options granted under both plans may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Options granted under the Stock Option Plan will expire not more than five years from the date of grant.

     Information regarding the Company's stock option plans is summarized below:

                                                                         NON-EMPLOYEE
                                                             STOCK      DIRECTORS STOCK   NON-PLAN
                                                          OPTION PLAN     OPTION PLAN     OPTIONS
                                                          -----------   ---------------   --------
    Balance at January 1, 1994..........................         --              --            --
      Granted...........................................    225,313          65,000            --
                                                          -----------       -------       --------
    Outstanding at December 31, 1994....................    225,313          65,000            --
      Granted...........................................     54,375          25,000            --
      Exercised.........................................     (7,000)             --            --
                                                          -----------       -------       --------
    Outstanding at December 31, 1995....................    272,688          90,000            --
      Granted...........................................     13,500              --       200,000
                                                          -----------       -------       --------
    Outstanding at March 31, 1996 (unaudited)...........    286,188          90,000       200,000
                                                          =========     ===========       =======
    Option prices per share
      Granted................................................  $4.76-$20.63    $7.05-$18.75
      Exercised..............................................         $4.76

                       ESMOR CORRECTIONAL SERVICES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1995 and March 31, 1996, stock options for 225,314 shares ($4.76-$8.00 a share) and 240,939 shares ($4.76-$11 a share) were exercisable under the Stock Option Plan, respectively.

NOTE N -- SUBSEQUENT EVENTS

  1. Proposed Public Offering of Securities

     The Company is in the process of filing a registration statement for a proposed sale of 2,430,000 shares of common stock. Of the 2,430,000 shares of common stock offered, 2,000,000 shares are being sold by the Company and 430,000 shares by certain stockholders. The Company will not receive any proceeds from the shares being sold by stockholders. The Company intends to retire bank indebtedness (Note H) with a portion of the net proceeds of the proposed offering.

  2. New Jersey Facility

     On June 13, 1996 the INS agreed to transfer the facility lease and management contract to a unrelated Company. (See Note L-1.)

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                             ---------------------

                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Safe Harbor Provisions of the Private
  Securities Litigation Reform Act....    6
Risk Factors..........................    6
Capitalization........................    9
Use of Proceeds.......................    9
Dividends.............................   10
Price Range of Common Stock...........   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   17
Management............................   25
Certain Transactions..................   29
Principal and Selling Stockholders....   31
Description of Securities.............   32
Underwriting..........................   34
Legal Matters.........................   35
Experts...............................   35
Additional Information................   35

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                2,450,000 SHARES

                               ESMOR CORRECTIONAL
                                 SERVICES, INC.

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                                 STEPHENS INC.

                              J.C. BRADFORD & CO.
                                            , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of this Offering, all of which will be paid by Registrant, are as follows:

    S.E.C. Registration Fee...................................................  $ 15,181
    N.A.S.D. Filing Fee.......................................................     4,902
    Nasdaq National Market Listing Fee........................................    17,500
    Accounting Fees...........................................................    75,000
    Legal Fees and Expenses...................................................   150,000
    Blue Sky Qualification Fees and Expenses..................................    15,000
    Printing and Engraving....................................................    85,000
    Miscellaneous Expenses....................................................    37,417
                                                                                --------
              Total...........................................................  $400,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions thereof. Article Tenth of Registrant's Certificate of Incorporation and Paragraph 11.6(a) of Registrant's by-laws provide for indemnification of Registrant's directors, officers, agents and employees to the fullest extent permissible under Section 145 of the Delaware General Corporation Law. Registrant presently maintains directors' and officers' liability insurance coverage with an aggregate policy limit of $5,000,000 for each policy year.

     See also Section 8 of the Underwriting Agreement.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In February 1994, Registrant issued an aggregate of 2,500,000 shares of its Common Stock to the stockholders of seven affiliated corporations in exchange for all outstanding shares of capital stock of such corporations. The name and number of shares of Registrant's Common Stock issued to each of such stockholders are as follows:

                                 STOCKHOLDER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Morris Horn..........................................................        750,000
    James F. Slattery....................................................        700,000
    Aaron Speisman.......................................................        475,000
    David Fuld...........................................................        250,000
    Steve Orlow..........................................................         75,000
    The Jennifer Anna Speisman 1992 Trust................................         75,000
    The Joshua Israel Speisman 1992 Trust................................         75,000
    Joel Shafran.........................................................         50,000
    Bernard Shafran......................................................         50,000
                                                                           -------------
              Total......................................................      2,500,000
                                                                           =============

     In September 1995, Registrant completed private placements of its securities, issuing (i) to five accredited investors an aggregate of 496,807 shares of its Common Stock at $7.75 per share (ii) to approximately 100 accredited investors an aggregate of $5,676,600 of its 10% subordinated promissory notes due July 1, 1998 combined with warrants to purchase an aggregate of 874,198 shares of its Common Stock at

$7.75 per share, and (iii) to Janney Montgomery Scott, Inc. (the placement agent for the private placements) a warrant to purchase 59,681 shares of its Common Stock at $10.00 per share.

     In November 1993, July 1994, and December 1995, Registrant executed promissory notes and other documents to evidence a $4 million credit facility with Extebank, N.A., a $5 million combined term loan from and credit facility with Marine Midland Bank, N.A., and an $11 million combined term loan from and credit facility with NationsBank, N.A.

     The foregoing transactions of Registrant were exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof and/or Regulation D promulgated thereunder, and all equity securities issued in connection therewith were legended to reflect their restricted status.

     The number of shares of Common Stock described in the foregoing transactions has not been adjusted to give effect to Registrant's 5% stock dividend or 5 for 4 stock split.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

        1        -- Form of Underwriting Agreement.
       +2.1      -- Stock Transfer Agreements between the Company and the stockholders of each of Esmor Management, Inc. Esmor (Brooklyn), Inc., Esmor Manhattan, Inc.,
                    Esmor (Seattle), Inc., Esmor New Jersey, Inc., Esmor Texas, Inc., and Esmor
                    Houston, Inc.
       +3.1      -- Copy of Registrant's Certificate of Incorporation dated October 28, 1993
        3.2      -- Copy of Registrant's By-Laws, as amended.
       +4.2      -- Form of Underwriter's Warrant between the Company and Janney Montgomery
                    Scott Inc.
        4.3      -- Form of Series A Warrant.
        4.4      -- Form of 10% Subordinated Promissory Note.
        4.5      -- Form of Placement Agent's Warrant.
       *5        -- Opinion by Epstein Becker & Green, P.C., as to legality.
       10.1      -- Copy of Registrant's 1993 Stock Option Plan, as amended.
      10.1.1     -- Form of Stock Option Agreement under the 1993 Stock Option Plan, as amended.
      +10.5      -- Employment Agreement between the Company and James F. Slattery.
      +10.6      -- Employment Agreement between the Company and Aaron Speisman.
      10.6.1     -- Amendment to Employment Agreement between the Company and Aaron Speisman.
      @10.11.2   -- Contract between the Company and the Judicial District Community
                    Supervision and Corrections Department of Tarrant County, dated September
                    26, 1995 for the operation of the Tarrant County Community Corrections
                    Facility.
      +10.12     -- Contract between the Company and the New York State Department of
                    Corrections, dated July 17, 1992.
      @10.13.2   -- Contract between the Company and the Texas Department of Criminal Justice
                    for operation of the South Texas Intermediate Sanction Facility.
      +10.14     -- Contract between the Company and the U.S. Immigration and Naturalization
                    Service for operation of the New Jersey Processing Center, dated August 13,
                    1993.
      @10.14.1   -- Contract between the Company and the U.S. Immigration and Naturalization
                    Service extending the period which the INS has to exercise its renewal option under its contract for the operation of the New Jersey Processing
                    Center.
      +10.15     -- Agreement between the Company and William Banks, dated October 31, 1989.
      +10.15.1   -- Letter dated December 9, 1993 from William Banks to the Company.
      +10.16     -- Form of Sub-Lease between the Company and LeMarquis Operating Corp.
      +10.17     -- Form of Lease between the Company and Myrtle Avenue Family Center, Inc.
      +10.18     -- Lease between the Company and T. NY (USA).

      #10.19     -- Contract by and between Esmor Canadian, Inc. and the Board of Trustees for the Hemphill County Juvenile Detention Center for operation of the Hemphill
                    County Juvenile Detention Center.
      #10.20     -- Contract between Esmor Fort Worth, Inc. and the Texas Department of
                    Criminal Justice, Pardons and Paroles Division for the Fort Worth Community
                    Corrections Facility.
      @10.21.1   -- Contract dated October 1, 1995 by the Community Supervision and Corrections
                    Department of Travis County, Texas for the Travis County Substance Abuse
                    Treatment Facility.
      #10.22     -- Contract between the Company and the U.S. Department of Justice,
                    Immigration and Naturalization Service for operation of the Seattle
                    Processing Center, effective August 1, 1994.
      @10.22.1   -- Exercise of second option of the contract for operation of the Seattle
                    Processing Center.
      #10.23     -- Lease between Esmor Fort Worth, Inc. and Region Enterprises, Inc.
      #10.24     -- Revolving Credit and Term Loan Agreement with Marine Midland Bank dated as of July 28, 1994.
      @10.25     -- 1994 Non-Employee Director Stock Option Plan.
      10.25.1    -- Form of Stock Option Agreement under the 1994 Non-Employee Director Stock
                    Option Plan.
      @10.26     -- Loan and Security Agreement with NationsBank, N.A. (South) dated as of
                    December 31, 1995.
      @10.27     -- Lease between the Company and Zell/Merrill Lynch Real Estate Opportunity
                    Partners Limited Partnership dated as of June 30, 1995.
      @10.28     -- Lease between the Company and Gayton Crossing dated as of May 26, 1995.
      @10.29     -- Contract between the Company and the State of Florida, Correctional
                    Privatization Commission dated October 6, 1995 for operation of the Pahokee
                    Youth Facility.
      @10.30     -- Contract between the Company and the State of Florida, Correctional
                    Privatization Commission dated October 6, 1995 for operation of the Polk
                    City Youth Facility.
      @10.31     -- Contract between the Company and the State of Arizona, Department of
                    Corrections for operation of the Arizona DWI Facility.
      @10.32     -- Contract between the Company and the State of Florida, Department of
                    Juvenile Justice for operation of the Bartow Youth Facility.
      @10.33     -- Contract, effective as of December 22, 1995, between the Company and
                    Johnson County, Texas for the Johnson County Juvenile Detention Center.
      @10.34     -- Asset Purchase Agreement dated as of December 15, 1995 between the Company and Corrections Corporation of America ("CCA").
      10.34.1    -- Amendment No.1 to Asset Purchase Agreement between the Company and CCA.
      10.34.2    -- Amendment No.2 to Asset Purchase Agreement between the Company and CCA.
      10.34.3    -- Amendment to Section 2.1 of Asset Purchase Agreement between the Company and CCA.
      10.34.4    -- Novation Agreement among the Company, CCA and the United States of America.
      10.34.5    -- Assignment of Lease between the Company and CCA and Owner's Consent to
                    Assignment by Elberon Development Co. ("Elberon").
      10.34.6    -- Agreement between the Company and Elberon relating to Assignment of Lease.
      10.34.7    -- Indemnity and Hold Harmless Agreement between the Company and Elberon.
      @10.35     -- Construction Contract dated as of December 28, 1995 between the Company and
                    Bison Industries, Inc. for construction of the Pahokee (Florida) Youth
                    Facility.
      @10.36     -- Design and Construction Contract dated as of December 1, 1995 by and between the Company, the Florida Correctional Finance Corporation and the
                    State of Florida, Correctional Privatization Commission for the design and construction of the Polk City (Florida) Youth Facility.

      @10.37     -- Contract dated July 1, 1995, between the Company and the U.S. Department of
                    Justice, Federal Bureau of Prisons for operation of a facility in New York,
                    New York.
      @10.38     -- Contract between the Company and the U.S. Department of Justice, Federal
                    Bureau of Prisons for operation of a facility in Brooklyn, New York.
       10.38.1   -- Modification No. 1 to Contract between the Company and the U.S. Department of Justice, Federal Bureau of Prisons for operation of a facility in
                    Brooklyn, New York.
       10.39     -- Construction Contact, dated December 28, 1995, between the Company and
                    Bison Industries, Inc. for construction of the Polk City (Florida) Youth
                    Facility.
       10.40     -- Design and Construction Contract, dated December 1, 1995, among the
                    Company, the Florida Correctional Finance Corporation and the State of
                    Florida, Correctional Privatization Commission for the design and construction of the Pahokee (Florida) Youth Facility.
       10.41     -- Employment Agreement, dated January 21, 1996, between the Company and Ira
                    M. Cotler.
       10.42     -- Employment Agreement, dated January 21, 1996, between the Company and
                    Michael C. Garretson.
       10.43     -- Stock Option Agreement, dated January 21, 1996, between the Company and Ira
                    M. Cotler.
       10.44     -- Stock Option Agreement, dated January 21, 1996, between the Company and
                    Michael C. Garretson.
       10.45     -- Stock Option Agreement, dated April 8, 1996, between the Company and Stuart
                    M. Gerson.
       11        -- Computation of Per Share Earnings.
       21.1      -- List of Subsidiaries.
       23.1      -- Consent of Grant Thornton LLP (contained on page II-8).
      *23.2      -- Consent of Epstein Becker & Green, P.C. (included in Exhibit 5).
       24        -- Power of Attorney (included as part of Signature Page).
       27        -- Financial Data Schedule (for SEC use only).

- ---------------

+ Incorporated by reference to the Exhibit of corresponding number filed with the Company's Registration Statement on Form SB-2 (File No. 33-71314-NY).
# Incorporated by reference to the Exhibit of corresponding number filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994.
@ Incorporated by reference to the Exhibit of corresponding number filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.
*  To be filed by amendment.

     (b) Financial Statement Schedules:

     Schedules have been omitted for the reason that they are not required or are not applicable or because the required information is included in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions of its Certificate of Incorporation, its By-Laws, the Delaware General Corporation Law or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant for expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                      POWER OF ATTORNEY TO SIGN AMENDMENTS

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint James F. Slattery and Ira M. Cotler, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sarasota, State of Florida, on the 20th day of June, 1996.

                                          ESMOR CORRECTIONAL SERVICES, INC.

                                          By:     /s/  JAMES F. SLATTERY
                                            ------------------------------------
                                                     James F. Slattery
                                                         President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------
         /s/  JAMES F. SLATTERY                 President and Director              June 20, 1996
- ---------------------------------------------     (Principal Executive Officer)
              James F. Slattery

         /s/  AARON SPEISMAN                    Executive Vice President,           June 20, 1996
- ---------------------------------------------     Secretary and Director
               Aaron Speisman

           /s/  LEE LEVINSON                    Chief Financial Officer             June 20, 1996
- ---------------------------------------------     (Principal Financial and
                Lee Levinson                      Accounting Officer)

         /s/  RAYMOND S. EVANS                  Director                            June 20, 1996
- ---------------------------------------------
              Raymond S. Evans

           /s/  SHIMMIE HORN                    Director                            June 20, 1996
- ---------------------------------------------
                Shimmie Horn

         /s/  STUART M. GERSON                  Director                            June 17, 1996
- ---------------------------------------------
              Stuart M. Gerson

                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------
                 /s/  MELVIN T. STITH           Director                            June 20, 1996
- ---------------------------------------------
               Melvin T. Stith
               /s/  RICHARD P. STALEY           Senior Vice President and           June 20, 1996
- ---------------------------------------------     Director
              Richard P. Staley

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We have issued our report dated March 1, 1996 (except for Note L, as to which the date is March 6, 1996), accompanying the financial statements of Esmor Correctional Services, Inc. contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts".

GRANT THORNTON LLP

New York, New York
June 20, 1996